Exhibit (a)(1)(A)
Offer To Purchase
All Outstanding Shares of Common Stock
of
ICOSAVAX, INC.
at
$15.00 per share in cash, plus one non-transferable contingent value right per share representing the right to receive a contingent payment of up to $5.00 in cash on the achievement of specified milestones by
ISOCHRONE MERGER SUB INC.
a wholly owned subsidiary of
ASTRAZENECA FINANCE AND HOLDINGS INC.
a wholly owned subsidiary of
ASTRAZENECA PLC
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON JANUARY 26, 2024, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.
Isochrone Merger Sub Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of AstraZeneca Finance and Holdings Inc., a Delaware corporation (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Icosavax, Inc., a Delaware corporation (the “Company”), in exchange for (i) $15.00 per Share in cash, subject to applicable withholding taxes and without interest (the “Closing Amount”), plus (ii) one non-transferable contingent value right (each, a “CVR”) per Share representing the right to receive a contingent payment of up to $5.00 in cash, subject to applicable withholding taxes and without interest, on the achievement of the specified milestones on or prior to the applicable outside date, on the terms and subject to the other conditions set forth in, the Contingent Value Rights Agreement (the “CVR Agreement”) (the Closing Amount plus one CVR, collectively, or any greater amount per Share that may be paid pursuant to the Offer (as defined below), the “Offer Price”), on the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal,” which, together with this Offer to Purchase, as they may be amended, supplemented or otherwise modified from time to time, collectively constitute the “Offer”).
The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 11, 2023 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Parent and Merger Sub, pursuant to which, as soon as practicable following the consummation of the Offer, and in any event no later than one business day thereafter, subject to the satisfaction or waiver of certain conditions, Merger Sub will merge with and into the Company (the “Merger”), and the Company will survive the Merger (the “Surviving Corporation”) as a wholly owned subsidiary of Parent, on the terms and subject to the conditions set forth in the Merger Agreement.
The Merger will be governed by Section 251(h) of the Delaware General Corporation Law (the “DGCL”) and will be effected by Merger Sub and the Company without a stockholder vote pursuant to the DGCL as soon as practicable following the consummation of the Offer, and in any event no later than one business day thereafter, subject to the satisfaction or waiver of certain conditions.
At the effective time of the Merger (being the time and day of the filing of the certificate of merger with the Secretary of State of the State of Delaware or at such later time and day as may be agreed in writing by Parent and the Company and specified in the certificate of merger in accordance with the DGCL, the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (excluding Shares owned by Parent, Merger Sub or the Company, or by any direct or indirect wholly owned subsidiary of Parent or Merger Sub, any Shares irrevocably accepted for payment pursuant to the Offer, and any Shares held by stockholders who are entitled to demand, and who shall have properly and validly demanded their statutory rights of appraisal in respect of such Shares in compliance with Section 262 of the DGCL) shall be canceled and extinguished and automatically converted into the right to receive the Offer Price (including the CVR) (the “Merger Consideration”), without interest thereon and subject to any applicable withholding tax. As a result of the Merger, the Company will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent.
Pursuant to the terms of the Merger Agreement, immediately prior to the Effective Time, (i) each stock option to purchase Shares (each, a “Company Option”) with a per Share exercise price less than $15.00 (each, an “In the Money Option”) that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested and will be automatically canceled and terminated and converted into the right to receive, subject to the terms of the Merger Agreement, (a) an amount in cash (without interest) equal to the product obtained by multiplying (1) the aggregate number of Shares underlying such In the Money Option immediately prior to the Effective Time by (2) an amount equal to (A) the Closing Amount less (B) the per Share exercise price of such In the Money Option, plus (b) one CVR with respect to each Share subject to such In the Money Option immediately prior to the Effective Time, (ii) each Company Option with a per Share exercise price equal to or greater than $15.00 but less than $20.00 (each, an “Out of the Money Option”) that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested and will be automatically canceled and terminated and converted into the right to receive, subject to the terms of the Merger Agreement, an amount in cash (without interest), if any, from Parent, if and when (and only if and when) payments in respect of CVRs are required to be made (and in all events within such period of time after achievement of the milestone specified in the CVR Agreement) equal to the product obtained by multiplying (a) the aggregate number of Shares underlying such Out of the Money Option immediately prior to the Effective Time by (b) the amount by which (1) the sum of the Closing Amount plus the aggregate amount paid per CVR exceeds (2) the per Share exercise price of such Out of the Money Option, and (iii) each Company Option with a per Share exercise price equal to or greater than $20.00 (each, an “Over $20 Out of the Money Option”) that is outstanding as of immediately prior to the Effective Time will be automatically canceled and terminated with no consideration payable therefor. The amounts described in this paragraph are referred to as the “Option Consideration.”
Pursuant to the terms of the Merger Agreement, immediately prior to the Effective Time, each restricted stock unit that is not subject to performance-based vesting conditions (each, a “Company RSU”) and each restricted stock unit that is subject to performance-based vesting conditions (each, a “Company PSU”), in each case that is outstanding as of immediately prior to the Effective Time, shall accelerate and become fully vested immediately prior to the Effective Time, and be canceled and converted into the right to receive, subject to the terms of the Merger Agreement (assuming all performance objectives contained in the Company PSUs have been fully achieved), both (i) an amount in cash (without interest) equal to the Closing Amount and (ii) one CVR (with any performance conditions deemed achieved at maximum levels with respect to the Company PSUs), immediately prior to the Effective Time. The amounts described in this paragraph are referred to as the “RSU/PSU Consideration.”
Under no circumstances will interest be paid on the purchase price for the Shares, including by reason of any extension of the Offer or any delay in making payment for the Shares.
The Offer is subject to the conditions set forth in Section 15 — “Conditions of the Offer” (collectively, the “Offer Conditions”), including (i) the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) (and any extension thereof) applicable to the transactions contemplated by the Merger Agreement, including any voluntary agreements with a governmental authority not to consummate the Offer or the Merger for any period of time (the “Antitrust Condition”), (ii) there having been validly tendered and not validly withdrawn in accordance with the terms of the Offer, and “received” by the “depository” for the Offer (as such terms are defined in Section 251(h) of the DGCL), a number of Shares that, together with the other Shares then owned by Parent, Merger Sub and any of their direct or indirect wholly owned subsidiaries (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository” for the Offer (as such terms are defined in Section 251(h) of the DGCL)) represents at least one more Share than 50% of the total number of outstanding Shares as of immediately prior to the expiration of the Offer (the “Minimum Condition”) and (iii) no governmental authority of competent and applicable jurisdiction having (A) enacted, issued or promulgated any law that is in effect as of immediately prior to the expiration of the Offer and has the effect of making the Offer, the acquisition of Shares by Parent or Merger Sub, or the Merger illegal or having the effect of prohibiting or otherwise preventing the consummation of the Offer, the acquisition of Shares by Parent or Merger Sub, or the Merger, or (B) issued or granted any order that is in effect as of immediately prior to the expiration of the Offer and has the effect of making the Offer or the Merger illegal or that has the effect of prohibiting or otherwise preventing the consummation of the Merger (the “No Injunction Condition”). The Offer is not subject to any financing condition.
The board of directors of the Company (the “Company Board”) has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, and declared it advisable for the Company to enter into the Merger Agreement, (ii) approved and declared advisable the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained therein and (iii) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the holders of the Shares accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.
A summary of the principal terms and conditions of the Offer appears in the “Summary Term Sheet” beginning on page 1 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.
IMPORTANT
If you wish to tender all or a portion of your Shares to Merger Sub pursuant to the Offer, you must either (i) complete and sign the Letter of Transmittal that accompanies this Offer to Purchase in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined below in the “Summary Term Sheet”) and follow the procedure for book-entry transfer set forth in Section 3 — ”Procedures for Accepting the Offer and Tendering Shares” or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Merger Sub before the expiration of the Offer.
Questions and requests for assistance should be directed to the Information Agent (as defined below in the “Summary Term Sheet”) at the address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may also be obtained at our expense from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be found at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.
This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.
Neither the Offer nor the Merger has been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of the Offer or the Merger or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful and a criminal offense.

The Information Agent for the Offer is:
Innisfree M&A Incorporated
501 Madison Avenue, 20th floor
New York, New York 10022
Stockholders may call toll free: (888) 750-5835
Banks and Brokers may call collect: (212) 750-5833

i

SUMMARY TERM SHEET
The information contained in this Summary Term Sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the remainder of this Offer to Purchase (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”), the Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal”) and other related materials. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. This Summary Term Sheet includes cross-references to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning the Company contained in this Summary Term Sheet and elsewhere in this Offer to Purchase has been provided to Parent, Merger Sub and AstraZeneca PLC (“AstraZeneca”) by the Company or has been taken from, or is based upon, publicly available documents or records of the Company on file with the Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer (as defined below). None of Parent, Merger Sub or AstraZeneca has independently verified the accuracy and completeness of such information.
Securities Sought	Subject to certain conditions, as described in Section 15 — “Conditions of the Offer”, including the satisfaction of the Minimum Condition (as defined below), all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of the Company.
Price Offered Per Share	$15.00 per Share in cash, subject to applicable withholding taxes and without interest (the “Closing Amount”), plus one non-transferable contingent value right (each, a “CVR”) per Share representing the right to receive a contingent payment of up to $5.00 in cash, subject to applicable withholding taxes and without interest, on the achievement of the specified milestones on or prior to the applicable outside date, on the terms and subject to the other conditions set forth in the Contingent Value Rights Agreement (the “CVR Agreement”) (the Closing Amount plus one CVR, collectively, or any greater amount per Share that may be paid pursuant to the Offer (as defined below), the “Offer Price”).
Scheduled Expiration of Offer	One minute after 11:59 p.m., New York City time, on January 26, 2024 unless otherwise extended or earlier terminated (the “Expiration Time”).
Merger Sub	Isochrone Merger Sub Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of AstraZeneca Finance and Holdings Inc., a Delaware corporation (“Parent”).
Who is offering to buy my Shares?
Merger Sub, which is a wholly owned subsidiary of Parent, is offering to purchase for the Offer Price all Shares of the Company.
Merger Sub is a Delaware corporation that was formed for the sole purpose of facilitating the acquisition of the Company by Parent. Parent is a wholly owned subsidiary of AstraZeneca, a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialization of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Parent has agreed pursuant to the Merger Agreement (as defined below) to cause Merger Sub to, upon the terms and subject to the conditions in this Offer to Purchase and the related Letter of Transmittal, accept and pay for Shares validly tendered and not validly withdrawn pursuant to the Offer.
Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Merger Sub and, where appropriate, Parent. We use the term “Merger Sub” to refer to Isochrone Merger Sub Inc. alone, the term “Parent” to refer to AstraZeneca Finance and Holdings Inc. alone, the term “AstraZeneca” to refer to AstraZeneca PLC alone and the phrase “the Company” to refer to Icosavax, Inc.
See Section 8 — “Certain Information Concerning AstraZeneca, Parent and Merger Sub.”

What is the class and amount of securities sought pursuant to the Offer?
Merger Sub is offering to purchase all of the outstanding Shares of the Company on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. In this Offer to Purchase, we use the term “Offer” to refer to this offer and the term “Shares” to refer to the Shares that are the subject of the Offer.
See Section 1 — “Terms of the Offer.”
Why are you making the Offer?
We are making the Offer because we want to acquire control of, and ultimately own the entire equity interest in, the Company. If the Offer is consummated pursuant to the Merger Agreement, we intend to complete the Merger (as defined below) as soon as practicable. Upon completion of the Merger, the Company will become a wholly owned subsidiary of Parent. In addition, we intend after completion of the Merger to cause the Shares to be delisted from the Nasdaq Global Select Market (“Nasdaq”) and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
See Section 12 — “Purpose of the Offer; Plans for the Company.”
Who can participate in the Offer?
The Offer is open to all holders and beneficial owners of Shares.
How much are you offering to pay?
Merger Sub is offering to pay $15.00 per Share in cash, subject to applicable withholding taxes and without interest, plus one non-transferable CVR per Share representing the right to receive a contingent payment of up to $5.00 in cash, subject to applicable withholding taxes and without interest, on the achievement of the specified milestones on or prior to the applicable outside date, on the terms and subject to the other conditions set forth in the CVR Agreement. We refer to the Closing Amount plus one CVR, collectively, or any greater amount per Share that may be paid pursuant to the Offer, as the “Offer Price.”
See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”
Will I have to pay any fees or commissions?
If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker or other nominee tenders your Shares on your behalf, your broker or other nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply.
See the “Introduction” to this Offer to Purchase and Section 18 — “Fees and Expenses.”
Is there an agreement governing the Offer?
Yes. The Company, Parent and Merger Sub have entered into an Agreement and Plan of Merger, dated as of December 11, 2023 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”). The Merger Agreement contains the terms and conditions of the Offer and the subsequent merger of Merger Sub with and into the Company, with the Company surviving such merger as a wholly owned subsidiary of Parent, if the Offer is completed (such merger, the “Merger”).
See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 — “Conditions of the Offer.”
What is the CVR and how does it work?
Each non-transferable CVR represents the right to receive a contingent payment of up to $5.00 in cash (the “Milestone Payment”), subject to applicable withholding taxes and without interest, upon the achievement of the milestones described below.

Each CVR entitles the holder thereof to receive a cash payment of (a) $4.00, subject to applicable withholding taxes and without interest, if, and only if, the U.S. Food and Drug Administration (“FDA”) approves the Company’s candidate vaccine, IVX-A12, any vaccine incorporating IVX-A12, or any vaccine covered by the Company’s patent rights (each a “Product”) for use in the prevention of any diseases or conditions caused by (i) respiratory syncytial virus (RSV) and (ii) at least one of human metapneumovirus (hMPV) or human parainfluenza virus 3, and, in each case of the foregoing, in an older adult population, regardless of whether such approved Product has FDA approval as a combination product for use in the prevention of additional other diseases or conditions prior to the sixth anniversary of the Effective Time (the “FDA Approval Milestone” and such payment, the “FDA Approval Milestone Payment”) and (b) $1.00, subject to applicable withholding taxes and without interest, if, and only if, Parent, any of its permitted assignees, certain of its or their affiliates or licensees or any transferee, successor or assignee of the rights of any of the foregoing to develop or commercialize a Product (collectively, the “Selling Entities”) achieves $200 million of cumulative net sales of all Products in the aggregate in the European Union, the United Kingdom and Canada during the time period beginning from the Effective Time and ending on the seventh anniversary of the Effective Time (the “Net Sales Milestone” and, together with the FDA Approval Milestone, the “Milestones” and such payment, the “Net Sales Milestone Payment” and, together with the FDA Approval Milestone Payment, the “Milestone Payments”).
The right to payment described above is solely a contractual right governed by the terms and conditions of a Contingent Value Rights Agreement to be entered into by and between Parent and a rights agent (the “Rights Agent”) mutually agreeable to Parent and the Company (the “CVR Agreement”). The CVRs will not be evidenced by a certificate or other instrument, will not have any voting or dividend rights, will not represent any equity or ownership interest in Parent, Merger Sub or the Company and will not be transferrable except in the limited circumstances described below. No interest will accrue or be payable in respect of any of the amounts that may be payable in respect of the CVRs. As a holder of a CVR, you will have no greater rights against Parent than those accorded to general, unsecured creditors with respect to the Milestone Payment amounts that may be payable. For more information on the CVRs, see Section 11 — “The Merger Agreement; Other Agreements — CVR Agreement.”
Is it possible that no payment will become payable to the holders of CVRs?
Yes. It is possible that one or both of the Milestones described above will not be achieved, in which case you will receive only the Closing Amount for any Shares you tender in the Offer and only a portion or no payment with respect to your CVRs. It is not possible to know whether a payment will become payable with respect to the CVRs. The CVR Agreement requires Parent to undertake “Commercially Reasonable Efforts” (as defined in the CVR Agreement) through the six-year anniversary of the Effective Time with respect to the FDA Approval Milestone and the seven-year anniversary of the Effective Time with respect to the Net Sales Milestone to achieve the respective Milestone, but there can be no assurance that either Milestone will be achieved or that the payment described above will be made.
For more information on the CVRs, see Section 11 — “The Merger Agreement; Other Agreements —  CVR Agreement.”
May I transfer my CVRs?
The CVRs will not be transferable by you except:
•
upon your death, by will or intestacy;

•
by instrument to an inter vivos or testamentary trust in which the CVRs are passed to your beneficiaries upon death;

•
pursuant to a court order (including in connection with a bankruptcy or liquidation);

•
by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; or

•
in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, as allowable, by The Depository Trust Company.

In addition, you may abandon the CVRs by transfer to Parent without consideration therefor, via delivery of a written notice of such abandonment to Parent.
What are the material U.S. federal income tax consequences of tendering my Shares in the Offer or having my Shares exchanged for cash and CVRs pursuant to the Merger?
The receipt of cash and CVRs in exchange for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss recognized, and the timing and character of such gain or loss, depend on the U.S. federal income tax treatment of the CVRs, with respect to which there is some uncertainty. Parent intends to treat a stockholder’s receipt of the CVRs pursuant to the Offer or the Merger for all U.S. federal and applicable state and local income tax purposes as additional consideration paid for the Shares pursuant to the Offer or the Merger.
We recommend that you consult your own tax advisors to determine the tax consequences to you of tendering your Shares in the Offer or having your Shares exchanged for cash and CVRs pursuant to the Merger in light of your particular circumstances (including the application and effect of any U.S. federal, state, local or non-U.S. income and other tax laws).
See Section 5 — “Material U.S. Federal Income Tax Consequences.”
Do you have the financial resources to pay for all of the Shares that Merger Sub is offering to purchase pursuant to the Offer?
Yes. We estimate that we will need approximately $840 million to purchase all of the Shares pursuant to the Offer to complete the Merger and to make payments in respect of outstanding Company Options, Company RSUs, and Company PSUs required to be made in connection with the closing of the Merger pursuant to the Merger Agreement. In addition, we estimate that we will need approximately $300 million to pay the maximum aggregate amount that the holders of CVRs may be entitled to receive if the Milestones are achieved. Parent has, or will have, available to it, through a variety of sources, including cash on hand, funds necessary to satisfy all of Merger Sub’s payment obligations under the Merger Agreement and resulting from the Offer. The Offer is not conditioned upon Parent’s or Merger Sub’s ability to finance the purchase of the Shares pursuant to the Offer.
See Section 9 — “Source and Amount of Funds.”
Is Merger Sub’s financial condition relevant to my decision to tender my Shares in the Offer?
No. We do not believe Merger Sub’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:
•
the Offer is being made for all outstanding Shares solely for cash (including the right to receive any amounts payable with respect to the CVRs, which will be paid in cash);

•
Merger Sub will have through Parent sufficient funds available to purchase all Shares validly tendered (and not validly withdrawn) pursuant to the Offer and, if we consummate the Offer and the Merger, all Shares converted into the right to receive the Offer Price in the Merger, as well as the funds available to pay the maximum aggregate amount that you may be entitled to receive with respect to the CVRs;

•
the CVRs represent contractual contingent obligations of Parent, and not Merger Sub, as Parent will enter into the CVR Agreement with a rights agent mutually agreeable to Parent and the Company, which will be executed by the time Merger Sub has irrevocably accepted for payment all Shares tendered and not validly withdrawn pursuant to the Offer (the “Acceptance Time”); and

•
the Offer and the Merger are not subject to any financing or funding condition.

See Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements.”

Is there a minimum number of Shares that must be tendered in order for you to purchase any securities?
Yes. The obligation of Merger Sub to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the conditions set forth in Section 15 — “Conditions of the Offer,” including the Minimum Condition. The “Minimum Condition” means that there will have been validly tendered and not validly withdrawn in accordance with the terms of the Offer, and “received” by the “depository” for the Offer (as such terms are defined in Section 251(h) of the DGCL), a number of Shares that, together with the other Shares then owned by Parent, Merger Sub and any of their direct or indirect wholly owned subsidiaries (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository” for the Offer (as such terms are defined in Section 251(h) of the DGCL)) represent at least one more Share than 50% of the total number of outstanding Shares as of the Expiration Time (as defined below). The Offer is subject to the conditions discussed in more detail in Section 15 — “Conditions of the Offer” (collectively, the “Offer Conditions”).
See Section 1 — “Terms of the Offer” and Section 15 — “Conditions of the Offer.”
How long do I have to decide whether to tender my Shares in the Offer?
You will have until the Expiration Time to tender your Shares in the Offer. The term “Expiration Time” means one minute after 11:59 p.m., New York City time, on January 26, 2024, unless the Offer is extended pursuant to and in accordance with the Merger Agreement. In the event that the Offer is extended pursuant to and in accordance with the Merger Agreement, then the term “Expiration Time” means such subsequent time. See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”
Can the Offer be extended and under what circumstances?
Yes. The Merger Agreement contains provisions that govern the circumstances under which Merger Sub is required or permitted to extend the Offer. Specifically, the Merger Agreement provides that:
•
Merger Sub shall (and Parent shall cause Merger Sub to) extend the Offer for the minimum period required by any applicable law or order or any rule, regulation, interpretation or position of the SEC or its staff or Nasdaq or as may be necessary to resolve any comments of the SEC or Nasdaq or the staff of the SEC or Nasdaq, in each case, as applicable to the Offer, the Schedule 14D-9 or the Offer Documents;

•
if, as of any then-scheduled Expiration Time, any Offer Condition (as defined below in Section 15 — “Conditions of the Offer”) is not satisfied and has not been waived by Parent and Merger Sub (if permitted by the Merger Agreement), Merger Sub may (and, if requested by the Company, Merger Sub shall and Parent shall cause Merger Sub to) extend the Offer for one or more successive extension periods of up to ten business days each (or any longer period as may be agreed in writing by Parent and the Company) in order to permit the satisfaction of all of the conditions to the Offer, except that if the sole then-unsatisfied condition to the Offer is the Minimum Condition, Merger Sub shall not be required to extend the Offer for more than three occasions in consecutive periods of up to ten business days each; and

•
neither Parent nor Merger Sub shall terminate or withdraw the Offer prior to the then scheduled expiration of the Offer unless the Merger Agreement is validly terminated, in which case Merger Sub shall (and Parent shall cause Merger Sub to) irrevocably and unconditionally terminate the Offer promptly (but in no event more than one business day) after termination of the Merger Agreement.

Parent and Merger Sub may not extend the Offer beyond the Termination Date without the prior written consent of the Company in its sole and absolute discretion. The “Termination Date” means June 11, 2024, unless otherwise extended to September 11, 2024 or December 11, 2024, in each case, pursuant to the terms of the Merger Agreement. See Section 1 — “Terms of the Offer” and Section 11 — “The Merger Agreement; Other Agreements.”
How will I be notified if the Offer is extended?
If we extend the Offer, we will inform Equiniti Trust Company, LLC, which is the depositary for the Offer (the “Depositary”), of any extension, and will issue a press release announcing the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled Expiration Time.

See Section 1 — “Terms of the Offer.”
What are the most significant conditions to the Offer?
The Offer is subject to the conditions described in Section 15 — “Conditions of the Offer,” including, but not limited to:
•
the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) (and any extension thereof) applicable to the transactions contemplated by the Merger Agreement, including any voluntary agreements with a governmental authority not to consummate the Offer or the Merger for any period of time (the “Antitrust Condition”)

•
there having been validly tendered and not validly withdrawn in accordance with the terms of the Offer, and “received” by the “depository” for the Offer (as such terms are defined in Section 251(h) of the DGCL), a number of Shares that, together with the other Shares then owned by Parent, Merger Sub and any of their direct or indirect wholly owned subsidiaries (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository” for the Offer (as such terms are defined in Section 251(h) of the DGCL)) represent at least one more Share than 50% of the total number of outstanding Shares as of immediately prior to the Expiration Time; and

•
no governmental authority of competent and applicable jurisdiction having (A) enacted, issued or promulgated any law that is in effect as of immediately prior to the Expiration Time and has the effect of making the Offer, the acquisition of Shares by Parent or Merger Sub, or the Merger illegal or having the effect of prohibiting or otherwise preventing the consummation of the Offer, the acquisition of Shares by Parent or Merger Sub, or the Merger, or (B) issued or granted any order that is in effect as of immediately prior to the expiration of the Offer and has the effect of making the Offer or the Merger illegal or that has the effect of prohibiting or otherwise preventing the consummation of the Merger (the “No Injunction Condition”).

The Offer is not subject to any financing condition.
See Section 1 — “Terms of the Offer” and Section 15 — “Conditions of the Offer.”
How do I tender my Shares?
If you hold your Shares as registered owner and such Shares are represented by book-entry positions, you may follow the procedures for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase, not later than the Expiration Time. The Letter of Transmittal is enclosed with this Offer to Purchase.
We are not providing for guaranteed delivery procedures. Therefore, Company stockholders must allow sufficient time for the necessary tender procedures to be completed prior to the Expiration Time. In addition, for Company stockholders who are registered holders, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal (or in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents) must be received by the Depositary prior to the Expiration Time. Company stockholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the Letter of Transmittal. Tenders received by the Depositary after the Expiration Time will be disregarded and of no effect.
If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.
See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”
If I accept the Offer, how will I get paid?
If the conditions are satisfied and we accept your validly tendered Shares for payment, payment will be made by deposit of the aggregate purchase price for the Shares accepted in the Offer with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Merger Sub and transmitting payments subject to any tax withholding required by applicable law, to tendering stockholders whose Shares have been accepted for payment.
See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”
Until what time may I withdraw previously tendered Shares?
You may withdraw your previously tendered Shares at any time until the Expiration Time. In addition, if we have not accepted your Shares for payment within 60 days after commencement of the Offer, you may withdraw them at any time after February 25, 2024, the 60th day after commencement of the Offer, until we accept your Shares for payment.
See Section 1 — “Terms of the Offer” and Section 4 — “Withdrawal Rights.”
How do I withdraw previously tendered Shares?
To withdraw previously tendered Shares you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares.
See Section 4 — “Withdrawal Rights.”
Has the Offer been approved by the board of directors of the Company?
Yes. The board of directors of the Company (the “Company Board”) has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (the “Transactions”), are advisable, fair to and in the best interests of the Company and its stockholders, and declared it advisable for the Company to enter into the Merger Agreement, (ii) approved and declared advisable the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained therein and (iii) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the holders of the Shares accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.
More complete descriptions of the reasons for the Company Board’s recommendation and approval of the Offer are set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to you together with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 thereof under the sub-headings “Background of the Offer and the Merger” and “Reasons for Recommendation.”
If Shares tendered pursuant to the Offer are purchased by Merger Sub, will the Company continue as a public company?
No. We expect to complete the Merger as soon as practicable following the consummation of the Offer. Once the Merger takes place, the Company will be a wholly owned subsidiary of Parent. Following the Merger, we intend to cause the Shares to be delisted from Nasdaq and deregistered under the Exchange Act.
See Section 13 — “Certain Effects of the Offer.”
Will a meeting of Company stockholders be required to approve the Merger?
No. Section 251(h) of the DGCL provides that, unless expressly required by its certificate of incorporation, no vote of stockholders will be necessary to authorize the merger of a constituent corporation which has a class or series of stock listed on a national securities exchange or held of record by more than

2,000 holders immediately prior to the execution of the applicable agreement of merger by such constituent corporation if, subject to certain statutory provisions:
•
the agreement of merger expressly permits or requires that the merger will be effected by Section 251(h) of the DGCL and provides that such merger be effected as soon as practicable following the consummation of the tender offer;

•
an acquiring corporation consummates a tender offer for all of the outstanding stock of such constituent corporation on the terms provided in such agreement of merger that, absent the provisions of Section 251(h) of the DGCL, would be entitled to vote on the adoption or rejection of the agreement of merger; provided, however, that such tender offer may be conditioned on the tender of a minimum number or percentage of shares of the stock of such constituent corporation, or any class or series thereof, and such offer many exclude any excluded stock;

•
immediately following the consummation of the tender offer, the stock that the acquiring corporation irrevocably accepts for purchase pursuant to such tender offer and received by the depository prior to expiration of such offer, together with the stock otherwise owned by the acquiring corporation or its affiliates, equals at least the percentage of shares of each class of stock of such constituent corporation that would otherwise be required to adopt the agreement of merger for such constituent corporation under the DGCL and the certificate of incorporation of such constituent corporation;

•
the acquiring corporation merges with or into such constituent corporation pursuant to such agreement of merger; and

•
each outstanding share (other than shares of excluded stock) of each class or series of stock of the constituent corporation that is the subject of and not irrevocably accepted for purchase in the offer is converted in such merger into, or into the right to receive, the same amount and type of consideration to be paid for shares of such class or series of stock of such constituent corporation irrevocably accepted for purchase in the tender offer.

If the conditions to the Offer and the Merger are satisfied or waived (to the extent waivable), we are required by the Merger Agreement to effect the Merger pursuant to Section 251(h) of the DGCL without a meeting of Company stockholders and without a vote or any further action by the stockholders.
If I do not tender my Shares but the Offer is consummated, what will happen to my Shares?
If the Offer is consummated and certain other conditions are satisfied, Merger Sub is required under the Merger Agreement to effect the Merger pursuant to Section 251(h) of the DGCL. At the Effective Time of the Merger, each Share issued and outstanding immediately prior to the Effective Time (excluding Shares owned by Parent, Merger Sub or the Company, or by any direct or indirect wholly owned subsidiary of Parent or Merger Sub, any Shares irrevocably accepted for payment pursuant to the Offer, and any Shares held by stockholders who are entitled to demand, and who shall have properly and validly demanded their statutory rights of appraisal in respect of such Shares in compliance with Section 262 of the DGCL) shall be canceled and extinguished and automatically converted into the right to receive the Offer Price, without interest thereon and subject to any applicable withholding tax. As a result of the Merger, the Company will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent.
If the Merger is completed, Company stockholders who do not tender their Shares pursuant to the Offer (other than stockholders who properly exercise appraisal rights) will receive the same Offer Price per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer is consummated and the Merger is completed, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you may be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer, but will be available to you in the Merger if you do not tender Shares in the Offer. See Section 17 — “Appraisal Rights.” However, in the unlikely event that the Offer is consummated but the Merger is not completed, the number of Company stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, in such event, it is possible that the Shares will be delisted from Nasdaq and the Company will no longer be required to make filings with the SEC under the Exchange Act or will otherwise not be required to comply with the rules relating to publicly held companies to the same extent as it is now.
See the “Introduction” to this Offer to Purchase, Section 11 — “The Merger Agreement; Other Agreements” and Section 13 — “Certain Effects of the Offer.”
What will happen to my stock options and other equity awards in the Offer?
Pursuant to the terms of the Merger Agreement, immediately prior to the Effective Time, (i) each outstanding In the Money Option will be canceled and terminated and converted into the right to receive the Option Consideration applicable to such In the Money Option, (ii) each outstanding Out of the Money Option will be canceled and converted into the right to receive the Option Consideration applicable to such Out of the Money Option, (iii) each outstanding Over $20.00 Out of the Money Option will be canceled for no consideration therefor and (iv) each outstanding Company RSU and Company PSU will be canceled and terminated as of immediately prior to the Effective Time and converted into the right to receive the RSU/PSU Consideration.
See Section 11 — “The Merger Agreement; Other Agreements.”
What is the market value of my Shares as of a recent date?
On December 11, 2023, the last full day of trading before we announced the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $10.49 per Share. On December 26, 2023, the last full day of trading before commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $15.66 per Share. We encourage you to obtain a recent market quotation for Shares before deciding whether to tender your Shares.
See Section 6 — “Price Range of Shares; Dividends on the Shares.”
Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?
Yes. Concurrently with entering into the Merger Agreement, Parent entered into tender and support agreements (“Support Agreements”) with certain stockholders of the Company (each a “Supporting Stockholder”), which provide, among other things, that each Supporting Stockholder will tender into the Offer, and not withdraw, all outstanding Shares such Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act). Under the terms of the Support Agreements, the Supporting Stockholders have agreed to vote their Shares in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement at a special meeting, if there is one, and, subject to certain exceptions, not to transfer any of their Shares. The Support Agreements also provide that the Supporting Stockholders will vote their Shares against alternative corporate transactions and will not solicit or engage in discussions with third parties regarding alternative corporation transactions. The Support Agreements terminate on the earliest of (i) the Effective Time, (ii) the valid termination of the Merger Agreement, (iii) the mutual written agreement of the parties to terminate the Support Agreement, (iv) the delivery of written notice of termination by the Supporting Stockholder to Parent and Merger Sub following any modification or amendment of the Merger Agreement (including any exhibits, annexes or schedules thereto, or any agreement contemplated thereby, including the CVR Agreement), without the prior written consent of the Supporting Stockholder, that, in each case, (x) results in a decrease in the amount or changes the form of consideration payable to the Supporting Stockholder pursuant to the terms of the Merger Agreement (including any exhibits or schedules thereto, such as the CVR Agreement) as in effect on the date hereof (other than a change in form from CVRs to cash where the price payable in cash is not less than the Milestone Payment) or (y) is otherwise adverse in any material respect to the Supporting Stockholder or (v) the expiration of the Offer without Merger Sub having accepted for payment the Shares tendered in the offer within the time specified in the Merger Agreement. The Supporting Stockholders beneficially owned, in aggregate, approximately 18.9% of all Shares outstanding as of December 11, 2023.
See Section 1 — “The Merger Agreement; Other Agreements — Support Agreements.”

Will I have appraisal rights in connection with the Offer?
No appraisal rights will be available to holders of Shares who tender such Shares in connection with the Offer. However, if Merger Sub purchases Shares pursuant to the Offer and the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares pursuant to the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter lose such holders’ appraisal rights (by withdrawal, failure to perfect or otherwise), will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest thereon. The “fair value” could be greater than, less than or the same as the Offer Price.
See Section 17 — “Appraisal Rights.”
Whom should I call if I have questions about the Offer?
You may call Innisfree M&A Incorporated, the information agent for the Offer (the “Information Agent”), toll free at (888) 750-5835. See the back cover of this Offer to Purchase for additional contact information.
INTRODUCTION
Isochrone Merger Sub Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of AstraZeneca Finance and Holdings Inc., a Delaware corporation (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Icosavax, Inc., a Delaware corporation (the “Company”), in exchange for (i) $15.00 per Share in cash, subject to applicable withholding taxes and without interest (the “Closing Amount”), plus (ii) one non-transferable contingent value right (each, a “CVR”) per Share representing the right to receive a contingent payment of up to $5.00 in cash, subject to applicable withholding taxes and without interest, on the achievement of the specified milestones on or prior to the applicable outside date, on the terms and subject to the other conditions set forth in the Contingent Value Rights Agreement (the “CVR Agreement”) (the Closing Amount plus one CVR, collectively, or any greater amount per Share that may be paid pursuant to the Offer (as defined below), the “Offer Price”), on the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal,” which, together with this Offer to Purchase, as they may be amended, supplemented or otherwise modified from time to time, collectively constitute the “Offer”).
The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 11, 2023 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Parent and Merger Sub, pursuant to which, as soon as practicable following the consummation of the Offer, and in any event no later than one business day thereafter, subject to the satisfaction or waiver of certain conditions, Merger Sub will merge with and into the Company (the “Merger”), and the Company will survive the Merger (the “Surviving Corporation”) as a wholly owned subsidiary of Parent, on the terms and subject to the conditions set forth in the Merger Agreement. The Merger will be governed by Section 251(h) of the Delaware General Corporation Law (the “DGCL”) and will be effected by Merger Sub and the Company without a stockholder vote pursuant to the DGCL as soon as practicable following the consummation of the Offer, and in any event no later than one business day thereafter, subject to the satisfaction or waiver of certain conditions.
At the effective time of the Merger (being the time and day of the filing of the certificate of merger with the Secretary of State of the State of Delaware or at such later time and day as may be agreed in writing by Parent and the Company and specified in the certificate of merger in accordance with the DGCL, the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (excluding Shares owned by Parent, Merger Sub or the Company, or by any direct or indirect wholly owned subsidiary of Parent or Merger Sub, any Shares irrevocably accepted for payment pursuant to the Offer, and any Shares held by stockholders who are entitled to demand, and who shall have properly and validly demanded their statutory rights of appraisal in respect of such Shares in compliance with Section 262 of the DGCL) shall be canceled and extinguished and automatically converted into the right to receive the Offer Price (including the CVR) (the “Merger Consideration”), without interest thereon and subject to any applicable withholding tax. As a result of the Merger, the Company will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent.
Pursuant to the terms of the Merger Agreement, immediately prior to the Effective Time, (i) each outstanding In the Money Option will be canceled and terminated and converted into the right to receive the Option Consideration applicable to such In the Money Option, (ii) each outstanding Out of the Money Option will be canceled and converted into the right to receive the Option Consideration applicable to such Out of the Money Option, (iii) each outstanding Over $20.00 Out of the Money Option will be canceled for no consideration payable therefor and (iv) each outstanding Company RSU and Company PSU will be canceled and terminated as of immediately prior to the Effective Time and converted into the right to receive the RSU/PSU Consideration. Under no circumstances will interest be paid on the purchase price for the Shares, including by reason of any extension of the Offer or any delay in making payment for the Shares.
The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements.”
The Offer is subject to the conditions set forth in Section 15 — “Conditions of the Offer”, including (i) the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) (and any extension thereof) applicable to the transactions contemplated by the Merger Agreement, including any voluntary agreements with a governmental authority not to consummate the Offer or the Merger for any period of time, (ii) there having been validly tendered and not validly withdrawn in accordance with the terms of the Offer, and “received” by the “depository” for the Offer (as such terms are defined in Section 251(h) of the DGCL), a number of Shares that, together with the other Shares then owned by Parent, Merger Sub and any of their direct or indirect wholly owned subsidiaries (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository” for the Offer (as such terms are defined in Section 251(h) of the DGCL)) represents at least one more Share than 50% of the total number of outstanding Shares as of immediately prior to the expiration of the Offer and (iii) no governmental authority of competent and applicable jurisdiction having (A) enacted, issued or promulgated any law that is in effect as of immediately prior to the expiration of the Offer and has the effect of making the Offer, the acquisition of Shares by Parent or Merger Sub, or the Merger illegal or having the effect of prohibiting or otherwise preventing the consummation of the Offer, the acquisition of Shares by Parent or Merger Sub, or the Merger, or (B) issued or granted any order that is in effect as of immediately prior to the expiration of the Offer and has the effect of making the Offer or the Merger illegal or that has the effect of prohibiting or otherwise preventing the consummation of the Merger. The Offer is not subject to any financing condition.
Tendering stockholders who are record owners of their Shares and who tender directly to the Depositary (as defined above in the “Summary Term Sheet”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Merger Sub pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.
The board of directors of the Company (the “Company Board”) has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, and declared it advisable for the Company to enter into the Merger Agreement, (ii) approved and declared advisable the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement on the terms and subject to the conditions contained therein and (iii) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the holders of the Shares accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.
Descriptions of the Company Board’s reasons for authorizing and approving the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are set forth in the Company’s Solicitation/Recommendation Statement on the Schedule 14D-9

(the “Schedule 14D-9”) that is being mailed to you together with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 under the sub-headings “Background of the Offer and the Merger” and “Reasons for Recommendation.”
The Company has advised Parent that at a meeting of the Company Board held on December 11, 2023, Centerview Partners LLC (“Centerview”) rendered to the Company Board its oral opinion, subsequently confirmed in its written opinion dated December 11, 2023, to the effect that, as of the date of Centerview’s written opinion and based upon and subject to the matters set forth in Centerview’s written opinion, the Offer Price to be paid to the holders of Shares (excluding Shares held by stockholders who are entitled to demand, and who shall have properly and validly demanded their statutory rights of appraisal in respect of such Shares in compliance with Section 262 of the DGCL and Shares owned by Parent, Merger Sub or the Company or any of their respective affiliates) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The full text of the written opinion of Centerview, dated December 11, 2023, sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Centerview in connection with its opinion and is attached as Annex I to the Schedule 14D-9.
This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully in its entirety before any decision is made with respect to the Offer.
THE TENDER OFFER
1.
Terms of the Offer

Merger Sub is offering to purchase all of the outstanding Shares at the Offer Price, in cash, subject to applicable withholding taxes and without interest. On the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Merger Sub shall (and Parent shall cause Merger Sub to), at or as promptly as practicable following the Expiration Time, but in any event within one business day thereof, irrevocably accept for payment, and, at or as promptly as practicable following the Acceptance Time, but in any event within two business days thereafter, pay for, all Shares that are validly tendered and not validly withdrawn (as described in Section 4 — “Withdrawal Rights”) pursuant to the Offer.
The Offer is subject to the Offer Conditions set forth in Section 15 — “Conditions of the Offer,” including, but not limited to, the Antitrust Condition, the Minimum Condition and the No Injunction Condition.
Parent and Merger Sub expressly reserve the right, at any time and from time to time, to waive, in whole or in part, any of the conditions to the Offer, to make any change in the terms of or conditions to the Offer in a manner consistent with the terms of the Merger Agreement or to increase the Offer Price, except that, without the prior written consent of the Company, Parent and Merger Sub may not:
•
waive or modify specified Offer Conditions, including the Minimum Condition, the Antitrust Condition, the No Injunction Condition or the Certificate Condition; or

•
make any change in the terms of or conditions to the Offer that:

•
changes the form of consideration to be paid in the Offer;

•
decreases the Offer Price or the number of Shares sought in the Offer;

•
extends the Offer or the Expiration Time, except as permitted or required by the Merger Agreement;

•
imposes conditions or requirements on the Offer other than the Offer Conditions, as described in Section 15 — “Conditions to the Offer”;

•
amends or modifies any term or condition of the Offer in any manner that is (or would reasonably be expected to be) adverse to the Company stockholders; or

•
would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or materially impair the ability of

Parent or Merger Sub to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement.
The Merger Agreement contains provisions that govern the circumstances under which Merger Sub is required to extend the Offer. Specifically, the Merger Agreement provides that:
•
Merger Sub shall (and Parent shall cause Merger Sub to) extend the Offer for the minimum period required by any law or order or any rule, regulation, interpretation or position of the SEC or its staff or Nasdaq or as may be necessary to resolve any comments of the SEC or Nasdaq or the staff of the SEC or Nasdaq, in each case, as applicable to the Offer, the Schedule 14D-9 or the Offer Documents;

•
if, as of any then-scheduled Expiration Time, any Offer Condition (as defined below in Section 15 —  “Conditions of the Offer”) is not satisfied and has not been waived by Parent and Merger Sub (if permitted by the Merger Agreement), Merger Sub may (and, if requested by the Company, Merger Sub shall and Parent shall cause Merger Sub to) extend the Offer for one or more successive extension periods of up to ten business days each (or any longer period as may be agreed in writing by Parent and the Company) in order to permit the satisfaction of all of the conditions to the Offer, except that if the sole then-unsatisfied condition to the Offer is the Minimum Condition, Merger Sub shall not be required to extend the Offer for more than three occasions in consecutive periods of up to ten business days; and

•
neither Parent nor Merger Sub shall terminate or withdraw the Offer prior to the then scheduled expiration of the Offer unless the Merger Agreement is validly terminated, in which case Merger Sub shall (and Parent shall cause Merger Sub to) irrevocably and unconditionally terminate the Offer promptly (but in no event more than one business day) after termination of the Merger Agreement.

The Merger Agreement provides that Parent and Merger Sub may not extend the Offer beyond the Termination Date without the prior written consent of the Company in its sole and absolute discretion. The “Termination Date” means June 11, 2024, unless otherwise extended to September 11, 2024 or December 11, 2024, in each case, pursuant to the terms of the Merger Agreement. See Section 1 — “Terms of the Offer” and Section 11 — “The Merger Agreement; Other Agreements.”
If we extend the Offer, are delayed in our acceptance for payment of or payment for the Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for the Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.
Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date of the Offer. Without limiting the manner in which we may choose to make any public announcement, we intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.
If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to holders of Shares, and with respect to a change in price or a change in the percentage of securities sought, a minimum ten business day period generally is required to allow for adequate dissemination to holders of Shares and investor response.
If, on or before the Expiration Time, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all holders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.
The obligation of Merger Sub to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the Offer Conditions. Notwithstanding any other term of the Offer or the Merger Agreement, Merger Sub will not be required to, and Parent will not be required to cause Merger Sub to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any tendered Shares if any of the Offer Conditions has not been satisfied at the scheduled Expiration Time.
Under certain circumstances described in the Merger Agreement, Parent or the Company may terminate the Merger Agreement and Parent and Merger Sub may terminate the Offer. The Offer may not be terminated prior to the Expiration Time unless the Merger Agreement is validly terminated in accordance with the Merger Agreement. If Parent and Merger Sub terminate the Offer, the Depositary will promptly return, in accordance with applicable law, all Shares that have been tendered in the Offer to the registered holders of such Shares.
The Company has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, as well as the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.
2.
Acceptance for Payment and Payment for the Shares

Subject to the terms of the Offer and the Merger Agreement, including the satisfaction or, to the extent waivable by Parent or Merger Sub, waiver of each of the Offer Conditions set forth in Section 15 —  “Conditions of the Offer,” Merger Sub shall (and Parent shall cause Merger Sub to), at or as promptly as practicable following the Expiration Time (as it may be extended in accordance with Section 2.1(d)(ii) of the Merger Agreement), but in any event within one business day thereof, irrevocably accept for payment, and, at or as promptly as practicable following the Acceptance Time, but in any event within two business days thereafter, pay for, all Shares that are validly tendered and not validly withdrawn (as described in Section 4 — “Withdrawal Rights”) pursuant to the Offer. Subject to compliance with Rule 14e-1(c) under the Exchange Act, as applicable, and with the Merger Agreement, we expressly reserve the right to delay payment for the Shares in order to comply in whole or in part with any applicable law or regulation. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”
In all cases, we will pay for Shares validly tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”), (ii) confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” with respect to Shares held in “street” name, (iii) in the case of Share Certificates, the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees and (iv) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer of Shares held in “street” name, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and such other documents. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares are actually received by the Depositary.
The term “Agent’s Message” means a message transmitted through electronic means by DTC in accordance with the normal procedures of DTC to, and received by, the Depositary and forming part of a

Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of, the Letter of Transmittal, and that Merger Sub may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.
For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Merger Sub and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. On the terms and subject to the conditions of the Offer, payment for the Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the Offer Price for Shares, including by reason of any extension of the Offer or any delay in making such payment.
At or prior to the Effective Time, Parent will execute the CVR Agreement with a rights agent mutually agreeable to the Company and Parent governing the terms of the CVRs. Parent will be not required to deposit any funds related to any CVR with the rights agent unless and until such deposit is required pursuant to the terms of the CVR Agreement. For more information on the CVRs, see Section 11 — “The Merger Agreement; Other Agreements.”
If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates representing unpurchased shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), as promptly as practicable following the expiration or termination of the Offer.
3.
Procedures for Accepting the Offer and Tendering Shares

Valid Tenders.   In order for a stockholder to validly tender Shares pursuant to the Offer, you must follow these instructions:
•
If you hold your Shares directly as the registered owner and such Shares are represented by Share Certificates, you may tender your Shares in the Offer by delivering the Share Certificates representing your Shares, together with a properly completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary before the Offer expires.

•
If you hold your Shares directly as the registered owner and you hold uncertificated Shares in book-entry form with the Company’s transfer agent, you may tender your Shares in the Offer by delivering a properly completed and signed Letter of Transmittal, and any other documents required by the Letter of Transmittal, to the Depositary before the Offer expires.

•
If your Shares are held in “street” name and are being tendered by book-entry transfer, the following must be received by the Depositary before the Offer expires: (1) a Book-Entry Confirmation, (2) an Agent’s Message in lieu of the Letter of Transmittal and (3) any other documents required by the Letter of Transmittal.

•
If you hold Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

Book-Entry Transfer.   The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other required documents, or an Agent’s Message in lieu of the Letter of Transmittal and such other documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time. Delivery of documents to DTC does not constitute delivery to the Depositary.
No Guaranteed Delivery.   We are not providing for guaranteed delivery procedures. Therefore, Company stockholders must allow sufficient time for the necessary tender procedures to be completed prior to the Expiration Time. In addition, for Company stockholders who are registered holders, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents) must be received by the Depositary prior to the Expiration Time. Company stockholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the Letter of Transmittal. Tenders received by the Depositary after the Expiration Time will be disregarded and of no effect.
Signature Guarantees for Shares.   No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder or holders have completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signers of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person or persons other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.
Notwithstanding any other provision of this Offer, payment for the Shares accepted for payment pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) in the case of Share Certificates, the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal, or (iii) in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares are actually received by the Depositary.
The method of delivery of the Shares (or Share Certificates), the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and risk of the tendering stockholder. Delivery of the Shares (or Share Certificates), the Letter of Transmittal and all other required documents will be deemed made, and risk of loss thereof shall pass, only when they are actually received by the Depositary (including, in the case of a book-entry transfer of Shares, by Book-Entry Confirmation with respect to such Shares). If such delivery is by mail, it is recommended that the Shares (or Share Certificates), the Letter of

Transmittal and all other required documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.
Tender Constitutes Binding Agreement.   The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us on the terms and subject to the conditions of the Offer.
Determination of Validity.   All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination will be final and binding on all parties, subject to any judgment of any court of competent jurisdiction. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Merger Sub, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction and the terms of the Merger Agreement, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.
Appointment as Proxy.   By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Merger Sub as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Merger Sub and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept payment for the Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Merger Sub will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Company stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Merger Sub must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of Company stockholders.
Stock Options and Other Equity Awards.   Pursuant to the terms of the Merger Agreement, immediately prior to the Effective Time, (i) each outstanding In the Money Option will be canceled and terminated and converted into the right to receive the Option Consideration applicable to such In the Money Option, (ii) each outstanding Out of the Money Option will be canceled and converted into the right to receive the Option Consideration applicable to such Out of the Money Option, (iii) each outstanding Over $20.00 Out of the Money Option will be canceled for no consideration therefor and (iv) each outstanding Company RSU and Company PSU will be canceled and terminated as of immediately prior to the Effective Time and converted into the right to receive the RSU/PSU Consideration.
Information Reporting and Backup Withholding.   Payments made to stockholders of the Company in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding of U.S. federal income tax on payments for Shares made in the Offer or the Merger (currently at a rate of 24%). To avoid backup withholding, any stockholder that is a U.S. person that does not otherwise establish an exemption from U.S. federal backup withholding must complete and return the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal. Any stockholder that is not a

U.S. person should submit an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable IRS Form W-8) attesting to such stockholder’s exempt foreign status in order to qualify for an exemption from information reporting and backup withholding. Stockholders that are not U.S. persons should consult their own tax advisors to determine which IRS Form W-8 is appropriate. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund from the IRS or a credit against a stockholder’s U.S. federal income tax liability, if any; provided the required information is timely furnished to the IRS. Payments made to holders of Options, RSUs and PSUs will be subject to information reporting and withholding of taxes required by applicable law.
4.
Withdrawal Rights

Except as otherwise provided in this Section 4, or as provided by applicable law, tenders of Shares made pursuant to the Offer are irrevocable.
Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. Thereafter, tenders are irrevocable, except that if we have not accepted your Shares for payment within 60 days after commencement of the Offer, you may withdraw them at any time after February 25, 2024, the 60th day after commencement of the Offer, until Merger Sub accepts your Shares for payment.
For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owners and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.
Withdrawals of tenders of Shares may not be rescinded and any Shares validly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Time.
We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding, subject to any judgment of any court of competent jurisdiction. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Merger Sub, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.
5.
Material U.S. Federal Income Tax Consequences

The following is a discussion of the material U.S. federal income tax consequences of the Offer and the Merger to holders that tender their Shares, and whose tender of the Shares is accepted, in exchange for the Offer Price pursuant to the Offer and holders whose Shares are converted into the right to receive the Offer Price pursuant to the Merger. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder and administrative guidance and judicial interpretations thereof, each in effect as of the date of this Offer to Purchase, and all of which are subject to change, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service (the “IRS”) or any opinion of counsel with respect to the statements made or the conclusions reached in the following summary. No assurance can be given that the IRS will agree with the views expressed herein or that a court will not sustain any challenge by the IRS in the event of litigation.

This discussion applies to a holder only if the holder holds its Shares as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). It does not address all aspects of U.S. federal income taxation that may be relevant to a holder of Shares in light of its particular circumstances, or that may apply to a holder subject to special treatment under U.S. federal income tax laws, including, but not limited to:
•
a holder that is a regulated investment company, real estate investment trust, cooperative, bank or certain other financial institutions, insurance company, tax-exempt organization (including a private foundation), governmental organization, retirement or pension plan, dealer in securities or foreign currency, trader that uses the mark-to-market method of accounting with respect to its securities, expatriate or former long-term resident of the United States;

•
a holder that is, or holds Shares through, a partnership, S corporation or other pass-through entity for U.S. federal income tax purposes;

•
a holder that holds Shares as part of a straddle, hedging, constructive sale, conversion or other integrated transaction, or that is required to recognize income or gain with respect to the Offer or the Merger no later than such income or gain is required to be reported on an applicable financial statement;

•
a holder that holds or has held, directly, indirectly or constructively by attribution, more than 5 percent of the Shares;

•
a holder that holds Shares as qualified small business stock for purposes of Sections 1045 or 1202 of the Code;

•
a holder that exercises appraisal rights in the Merger, or received the Shares as compensation, pursuant to the exercise of employee stock options, stock purchase rights or stock appreciation rights, or as restricted stock; and

•
a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar.

In addition, this discussion does not address the corporate or individual alternative minimum tax, the net investment income tax, or any tax considerations under state, local or non-U.S. laws or U.S. federal non-income tax laws.
If a partnership, or other entity or arrangement treated as a partnership for U.S. federal income tax purposes, or other pass-through entity for such purposes holds Shares, the tax treatment of its partners or members generally will depend on the status of the partner or member and the activities of the partnership or other pass-through entity. Accordingly, partnerships and other pass-through entities for U.S. federal income tax purposes that hold Shares, and partners or members in those entities or arrangements, are urged to consult their own tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Merger.
This discussion of the material U.S. federal income tax consequences of the Offer and the Merger to holders of Shares is for general information only and is not, is not intended to be, and may not be construed as, tax advice to holders of Shares. Because individual circumstances may differ, each holder of Shares is urged to consult his, her, or its own tax advisors as to the applicability and effect of the rules discussed below and the particular tax consequences of the Offer and the Merger, including the application of the corporate or individual alternative minimum tax and any U.S. federal, state, local and non-U.S. tax laws.
Tax Consequences to U.S. Holders
For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Shares that, for U.S. federal income tax purposes, is (i) an individual who is a citizen or resident of the United States; (ii) a domestic corporation; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust, if (A) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

The exchange of a Share for the Offer Price, i.e., the Closing Amount plus a CVR, pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes.
The amount of gain or loss a U.S. Holder recognizes, and the timing and potential character of a portion of such gain or loss, depends on the U.S. federal income tax treatment of the CVRs, which is subject to some uncertainty. The receipt of the CVRs pursuant to the Offer or the Merger should be treated as either a “closed transaction” or as an “open transaction” for U.S. federal income tax purposes, each as discussed in more detail below. The installment method of reporting any gain attributable to the receipt of or payments on the CVRs will not be available because the Shares are traded on an established securities market.
There is no legal authority expressly addressing whether the receipt of contingent payment rights with characteristics similar to the rights under the CVRs should be treated as an open transaction or a closed transaction for U.S. federal income tax purposes. Under U.S. Treasury regulations relating to computation of gain or loss, the value of contingent payment debt instruments is considered not to be reasonably ascertainable and, therefore, subject to the open transaction method only in “rare and extraordinary” cases. Contingent payment debt instruments may be regarded as analogous to the CVRs in certain respects. Accordingly, if these U.S. Treasury regulations are applicable to CVRs, and the fair market value of the CVRs is reasonably ascertainable, a U.S. Holder should treat the transaction as a closed transaction and include the fair market value of the CVRs as additional consideration received in the Offer or the Merger for purposes of determining gain or loss. Parent intends to treat the CVRs received with respect to the Shares pursuant to the Offer or the Merger for all U.S. federal and applicable state and local income tax purposes as additional consideration paid for the Shares pursuant to the Offer or the Merger as part of a closed transaction. U.S. Holders are urged to consult their own tax advisors regarding the proper method of tax accounting with respect to the CVR and how to accurately report their income under the closed transaction method or open transaction method, as applicable in their respective case.
Treatment as Closed Transaction.   If the receipt of a CVR is part of a closed transaction for U.S. federal income tax purposes, a U.S. Holder who sells or exchanges Shares pursuant to the Offer or the Merger generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the amount of cash received plus the fair market value (determined as of the closing of the Offer or the Effective Time, as the case may be) of the CVRs received and (ii) the U.S. Holder’s adjusted tax basis in the Shares sold or exchanged. No express guidance under current U.S. federal income tax law is available regarding the proper method for determining the fair market value of the CVRs. Parent may use the trading price of a Share immediately prior to the closing of the Offer as the combined fair market value of the Closing Amount and a CVR. Any capital gain or loss recognized will be long-term capital gain or loss if the U.S. Holder’s holding period for such Shares exceeds one year. The deductibility of capital losses is subject to limitations. Gain or loss generally will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged pursuant to the Merger.
The character of any gain, income or loss recognized with respect to a payment on a CVR is uncertain. Such payments may be treated as payments with respect to a sale or exchange of a capital asset or as giving rise to ordinary income, including in part as imputed interest, as described more fully below. Parent intends to treat any payment received by a U.S. Holder in respect of a CVR (except to the extent any portion of such payment is required to be treated as imputed interest, as described below) as an amount realized on the disposition of the applicable CVR by the U.S. Holder. Under this method of reporting, a U.S. Holder should recognize gain equal to the difference between such payment (less any portion of such payment required to be treated as imputed interest, as described below) and the U.S. Holder’s adjusted tax basis in the applicable CVR and, if the CVR expires without the Milestone being achieved, loss equal to the U.S. Holder’s adjusted tax basis in the applicable CVR. A U.S. Holder’s adjusted basis in a CVR generally will equal the CVR’s fair market value when the CVR was received pursuant to the Offer or the Merger. The gain or loss will be long-term capital gain or loss if the U.S. Holder has held the applicable CVR (or possibly the Share in respect of which such CVR was received) for more than one year at the time of such payment or expiry. The deductibility of capital losses is subject to limitations.
Treatment as Open Transaction.   If the receipt of a CVR pursuant to the Offer or the Merger is treated under the open transaction method of accounting for U.S. federal income tax purposes, the fair market value of the CVR will not be treated as additional consideration for the Shares at the time the CVR is received, and the U.S. Holder will not have any tax basis in the CVR. Instead, the U.S. Holder will take payments under a CVR into account when made or deemed made in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. Generally, a portion of such payments will be treated as imputed interest, as described in more detail below, and the balance as additional consideration received in exchange for the Shares. The Closing Amount and the portion of any payment on a CVR that is not treated as imputed interest will generally be applied first against a U.S. Holder’s adjusted tax basis in the Share with respect to which the CVR was received and any excess thereafter treated as capital gain. A U.S. Holder will recognize capital loss with respect to a Share to the extent that the holder’s adjusted tax basis in such Share exceeds the Closing Amount plus the payment (other than imputed interest), if any, in respect of the CVR, and a U.S. Holder may not be able to recognize such loss until the resolution of all contingencies under the CVR. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holders’ holding period in the Share exceeds one year. The deductibility of capital losses is subject to limitations. Gain or loss generally will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged pursuant to the Merger.
Imputed Interest.   If any payment with respect to a CVR is made more than six months after the closing of the Offer or the Effective Time (as applicable), a portion of the payment may be treated as imputed interest that is ordinary income to a U.S. Holder. The portion of any payment made with respect to a CVR treated as imputed interest will be determined at the time such payment is made and generally should equal the excess of (i) the amount of the payment in respect of the CVR over (ii) the present value of such amount as of the closing of the Offer or the Effective Time, as the case may be, calculated using the applicable federal rate as the discount rate. A U.S. Holder must include the imputed interest in its taxable income using such stockholder’s regular method of accounting for U.S. federal income tax purposes.
Tax Consequences to Non-U.S. Holders
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of Shares that is not a partnership (or other entity or arrangement treated as a partnership) for U.S. federal income tax purposes and that is not a U.S. Holder.
Any gain realized by a Non-U.S. Holder upon the tender of Shares pursuant to the Offer or the exchange of Shares pursuant to the Merger, as the case may be, generally will not be subject to U.S. federal income tax unless (i) the gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder (and, if an applicable treaty so provides, is also attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States), in which case the Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder (as described above under “Tax Consequences to U.S. Holders”), except that if the Non-U.S. Holder is a foreign corporation, an additional branch profits tax may apply at a rate of 30% (or a lower applicable treaty rate) or (ii) the Non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the closing of the Offer or the Effective Time, as the case may be, and certain other conditions are met, in which case the Non-U.S. Holder may be subject to a 30% U.S. federal income tax (or a tax at a reduced rate under an applicable income tax treaty) on such gain (net of certain U.S. source losses).
Generally, if payments are made to a Non-U.S. Holder with respect to a CVR, such Non-U.S. Holder may be subject to withholding at a rate of 30% (or a lower applicable treaty rate) of the portion of any such payments treated as imputed interest (as discussed above under “Tax Consequences to U.S. Holders — Imputed Interest”), unless such Non-U.S. Holder establishes its entitlement to exemption from or a reduced rate of withholding under an applicable tax treaty by providing the appropriate documentation (generally, IRS Form W-8BEN or W-8BEN-E or other applicable IRS Form W-8) to the applicable withholding agents.
Information Reporting and Backup Withholding
Information reporting generally will apply to payments to a stockholder pursuant to the Offer or the Merger, unless such stockholder is an entity that is exempt from information reporting and, when required, properly demonstrates its eligibility for exemption. In addition, payments with respect to the CVRs may be subject to information reporting and backup withholding. Tax information provided to a U.S. Holder and the IRS on IRS Form 1099-B for the year of the Offer or the Merger, as applicable, may reflect only the Closing Amounts paid to the U.S. Holder in the Offer or the Merger, and not the fair market value of the CVRs. Accordingly, a U.S. Holder that treats the Offer or the Merger as a “closed transaction” for U.S. federal income tax purposes may receive an IRS Form 1099-B reporting an amount that is less than the amount such U.S. Holder will realize in the year of the Offer or the Merger, as applicable. In addition, any IRS Form 1099-B that a U.S. Holder receives with respect to payments on the CVRs may reflect the entire amount of the CVR payments made to the U.S. Holder (other than imputed interest), and therefore may not take into account the fact that the U.S. Holder already included the value of such payments in such U.S. Holder’s amount realized in the year of the Offer or the Merger, as applicable. As a result, U.S. Holders reporting under the “closed transaction” method should not necessarily rely on the amounts reported to them on IRS Forms 1099-B with respect to the Offer or the Merger, as applicable. U.S. Holders are urged to consult their tax advisors regarding how to accurately report their income under the “closed transaction” method. On the other hand, tax information provided to a U.S. Holder and the IRS on IRS Form 1099-B for the year of the Offer or the Merger, as applicable, may reflect both the Closing Amounts paid to the U.S. Holder in the Offer or the Merger and the fair market value of the CVRs. U.S. Holders that treat the Offer or the Merger, as applicable, as an “open transaction” for U.S. federal income tax purposes are urged to consult their own tax advisors regarding how to accurately report their income under this method.
Any payment to a U.S. Holder that is subject to information reporting generally will also be subject to backup withholding, unless such U.S. Holder (i) provides the appropriate documentation (generally, an IRS Form W-9) to the applicable withholding agent certifying that, among other things, its taxpayer identification number is correct, or otherwise establishes an exemption and (ii) with respect to payments on the CVRs, provides the rights agent with the certification documentation in clause (i) of this sentence or otherwise establishes an exemption from backup withholding.
The information reporting and backup withholding rules that apply to payments to a stockholder pursuant to the Offer and Merger generally will not apply to payments to a Non-U.S. Holder if such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E or other applicable IRS Form W-8) or otherwise establishes an exemption. Non-U.S. Holders should consult their own tax advisors to determine which IRS Form W-8 is appropriate.
Backup withholding is not an additional tax and the amount of any backup withholding will be generally allowed as a credit against a U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is properly and timely furnished by such U.S. Holder to the IRS.
U.S. Holders should consult their own tax advisors to determine their qualification for exemption from backup withholding and the procedure for obtaining such exemption.
Foreign Account Tax Compliance Act
Under the “Foreign Account Tax Compliance Act” provisions of the Code, related U.S. Treasury guidance and related intergovernmental agreements (“FATCA”), Parent or another applicable withholding agent will be required to withhold tax at a rate of 30% on the portion of payments on the CVRs treated as imputed interest and paid to “foreign financial institutions” or “non-financial foreign entities” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and information reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. In general, no such withholding will be required with respect to a person that timely provides certifications that establish an exemption from FATCA withholding on a valid IRS Form W-8. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. A Non-U.S. Holder may be able to claim a credit or refund of the amount withheld under certain circumstances.
Under currently proposed Treasury Regulations, FATCA withholding would no longer apply to payments of gross proceeds from the sale or other disposition of property of a type that can generate U.S.

source interest or dividends, including the Shares. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.
Non-U.S. Holders should consult their tax advisors regarding the possible implications of the FATCA rules on their receipt of, and payments with respect to, the CVRs.
6.
Price Range of Shares; Dividends on the Shares

The Shares currently trade on Nasdaq under the symbol “ICVX”. The following table sets forth the high and low intraday sale prices per Share for each quarterly period since July 29, 2021, when the Shares began trading publicly, as reported by Nasdaq:
	High	Low
Fiscal Year Ending December 31, 2023
Fourth Quarter (through December 26, 2023)	$16.11	$5.88
Third Quarter	$10.73	$7.03
Second Quarter	$11.18	$4.75
First Quarter	$11.99	$5.32
Fiscal Year Ending December 31, 2022
Fourth Quarter	$16.45	$2.28
Third Quarter	$9.51	$2.96
Second Quarter	$10.67	$5.39
First Quarter	$23.57	$4.00
Fiscal Year Ending December 31, 2021
Fourth Quarter	$35.78	$19.14
Third Quarter (beginning on July 29, 2021)	$49.99	$21.70
On December 11, 2023, the last full day of trading before we announced the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $10.49 per Share. On December 26, 2023, the last full day of trading before commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $15.66 per Share. We encourage you to obtain a recent market quotation for Shares before deciding whether to tender your Shares.
AstraZeneca, Parent and Merger Sub understand that the Company has never declared or paid cash dividends on the Shares and does not intend to declare or pay cash dividends on the Shares in the foreseeable future.
7.
Certain Information Concerning the Company

The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described below under “Additional Information”) and should be considered in conjunction with the financial and other information in such filings and other publicly available information. None of AstraZeneca, Parent or Merger Sub has any knowledge that would indicate that any statements contained in this Offer to Purchase based on such filings and information is untrue. However, none of AstraZeneca, Parent or Merger Sub assumes any responsibility for the accuracy or completeness of the information concerning the Company, whether furnished by the Company or contained in such filings, or for any failure by the Company to disclose events that may have occurred or that may affect the significance or accuracy of any such information but which are unknown to AstraZeneca, Parent or Merger Sub.
General.   The Company is a Delaware corporation. According to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 and other publicly available information, the Company is a biopharmaceutical company that leverages its innovative virus-like particle (“VLP”) platform technology to develop vaccines against infectious diseases, with an initial focus on life-threatening respiratory diseases.

The address of the Company’s principal executive offices and the Company’s phone number at its principal executive offices are as set forth below:
1930 Boren Avenue, Suite 1000
Seattle, Washington 98101
(206) 737-0085
Additional Information.   The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning the Company’s directors and officers, their compensation, stock options granted to them, the principal holders of the Company’s securities any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements distributed to Company stockholders and filed with the SEC. Such information also will be available in the Schedule 14D-9. Copies of such reports, proxy statements and other information filed electronically by the Company with the SEC are available and may be obtained at no charge at the SEC’s website at www.sec.gov.
8.
Certain Information Concerning AstraZeneca, Parent and Merger Sub

AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialization of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology.
The address of AstraZeneca’s principal executive offices and AstraZeneca’s phone number at its principal executive offices are as set forth below:
1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
England
+44 20 3749 5000
AstraZeneca Finance and Holdings Inc. is a Delaware corporation and a direct wholly owned subsidiary of AstraZeneca. Merger Sub is a Delaware corporation and direct wholly owned subsidiary of Parent, and was formed solely for the purpose of facilitating an acquisition by Parent. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement. Until immediately before the time Merger Sub accepts Shares for purchase in the Offer, it is not anticipated that Merger Sub will have any significant assets or liabilities or engage in any activities other than those incidental to the Offer and the Merger. Upon consummation of the Merger, Merger Sub will merge with and into the Company, whereupon the separate corporate existence of Merger Sub will cease and the Company will continue as the Surviving Corporation.
The address of the principal executive offices and the phone number at the principal executive offices of each of Parent and Merger Sub are as set forth below:
1800 Concord Pike
Wilmington, Delaware 19803
800-456-3669
The name, business address, citizenship, current principal occupation or employment, and five-year material employment history of each director and executive officer of AstraZeneca, Parent and Merger Sub and certain other information are set forth in Schedule I to this Offer to Purchase.
Except as set forth in Schedule I to this Offer to Purchase, during the last five years, none of AstraZeneca, Parent or Merger Sub, to the best knowledge of AstraZeneca, Parent and Merger Sub, any of the persons listed in Schedule I to this Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase, none of AstraZeneca, Parent or Merger Sub or, to the best knowledge of AstraZeneca, Parent and Merger Sub, the persons listed in Schedule I hereto or any associate or other majority-owned subsidiary of AstraZeneca, Parent and Merger Sub or of any of the persons so listed (i) beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; or (ii) has effected any transaction with respect to the Shares or any other equity securities of the Company during the past 60 days. Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase, none of AstraZeneca, Parent or Merger Sub or, to the best knowledge of AstraZeneca, Parent and Merger Sub, the persons listed in Schedule I hereto has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations).
Except as set forth elsewhere in this Offer to Purchase, during the two years before the date of this Offer to Purchase, there have been (i) no transactions between any of AstraZeneca, Parent, Merger Sub, their subsidiaries or, to the best knowledge of AstraZeneca, Parent and Merger Sub, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (ii) no negotiations, transactions or material contacts between AstraZeneca, Parent, Merger Sub, their subsidiaries or, to the best knowledge of AstraZeneca, Parent and Merger Sub, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.
Additional Information.   Pursuant to Rule 14d-3 under the Exchange Act, AstraZeneca, Parent and Merger Sub have filed with the SEC a Tender Offer Statement on Schedule TO (as it may be amended, supplemented or otherwise modified from time to time, the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by AstraZeneca with the SEC, are available and may be obtained at no charge at the SEC’s website at www.sec.gov.
9.
Source and Amount of Funds

We estimate that we will need approximately $840 million to purchase all of the Shares pursuant to the Offer to complete the Merger and to make payments in respect of outstanding Company Options, Company RSUs, and Company PSUs required to be made in connection with the closing of the Merger pursuant to the Merger Agreement. In addition, we estimate that we will need approximately $300 million to pay the maximum aggregate amount that the holders of CVRs may be entitled to receive if the Milestones are achieved. Parent has, or will have, available to it, through a variety of sources, including cash on hand, funds necessary to satisfy all of Merger Sub’s payment obligations under the Merger Agreement and resulting from the Offer.
10.
Background of the Offer; Past Contacts or Negotiations with the Company

Background of the Offer and the Merger
In July 2022, following receipt of Phase 1/1b data on RSV monovalent vaccine candidate IVX-121, Adam Simpson, Chief Executive Officer of the Company was introduced to a representative of AstraZeneca from the Vaccines and Immune Therapies division to determine the Company’s and AstraZeneca’s mutual interest in pursuing a potential partnership opportunity. Following the introduction, the Company entered into a confidentiality agreement with AstraZeneca UK Limited, an affiliate of Parent (“AstraZeneca UK”) on July 21, 2022 that did not contain a standstill, and, on August 24, 2022, each party’s respective business development teams had an introductory call regarding potential partnership opportunities. AstraZeneca ultimately declined to move forward with further discussions at that time.

On May 22, 2023, representatives of the Company reached out to representatives of AstraZeneca UK to explore certain potential partnership opportunities in the United States and potentially other geographies external to the United States.
On May 30, 2023, representatives of the Company’s business development team contacted representatives of AstraZeneca’s business development team to discuss the IVX-A12 Phase 1 Data and offered to engage in continued discussions regarding a potential partnership opportunity between the Company and AstraZeneca.
On June 20, 2023, representatives of AstraZeneca’s business development team confirmed their interest in meeting with the Company’s business development team to further discuss the IVX-A12 Phase 1 Data and a potential partnership opportunity between the Company and AstraZeneca.
On June 27, 2023, Mr. Simpson met with representatives of AstraZeneca at the Emerging Medtech Summit in Barcelona to further discuss a potential partnership opportunity between the Company and AstraZeneca.
Throughout the months of July and August of 2023, representatives of the Company’s business development team engaged in several discussions with AstraZeneca’s business development team and technical teams to further discuss a potential partnership opportunity between the Company and AstraZeneca, which included discussions regarding short-term and long-term strategies, technical diligence, partnership structure considerations and commercial opportunity. AstraZeneca UK entered into a confidentiality agreement with the Company on August 22, 2023 (the “Transaction NDA”). At that time, the Transaction NDA did not include a standstill provision.
On September 15, 2023, representatives of AstraZeneca contacted Mr. Simpson to express that AstraZeneca was interested in discussing a potential strategic transaction with the Company, indicating that AstraZeneca was contemplating a licensing structure for IVX-A12. Mr. Simpson expressed that a licensing structure involving only IVX-A12 would be challenging due to IVX-A12 being the lead asset of the Company. Specific terms regarding the licensing structure, including price and timing, were not discussed at this time.
On September 29, 2023, representatives of AstraZeneca contacted Mr. Simpson to notify him that AstraZeneca would be delivering a written non-binding offer to acquire the Company following internal discussions among Pascal Soriot, the Chief Executive Officer of AstraZeneca, and representatives of AstraZeneca, regarding a potential strategic transaction with the Company. During the discussion with Mr. Simpson, representatives of AstraZeneca previewed to Mr. Simpson the offer price that would be proposed in the written non-binding offer. Following this discussion, representatives of AstraZeneca delivered to Mr. Simpson a written non-binding offer (“Proposal 1”) to acquire the Company at a price of $12.00 per share in upfront cash, plus a $5.00 contingent value right payable if each of the following three (3) milestones were achieved: (i) IVX-A12 meeting its primary efficacy endpoints for each of RSV and hMPV, as defined in the protocol and as agreed by both the U.S. Food and Drug Administration (“FDA”) and European Medicines Agency (“EMA”), for the Phase 3 trial evaluating efficacy versus placebo in adults 60 years of age and older, with no meaningful safety issues having been identified during such trial, (ii) IVX-A12 meeting its primary safety and immunogenicity endpoints, as defined in the protocol and as agreed by both the FDA and EMA, for the Phase 3 trial, involving and evaluating a licensed influenza vaccine co-administration and noninferior immunogenicity vs. a licensed RSV vaccine in adults 60 years of age and older and (iii) IVX-A12 meeting its primary safety and immunogenicity endpoints, as defined in the protocol and as agreed by both the FDA and EMA, for the Phase 3 trial evaluating lot consistency in adults. Proposal 1 provided that, in the event that the milestones in clauses (i) and (ii) above were achieved but the milestone in clause (iii) above was not achieved, and AstraZeneca or any of its affiliates subsequently achieved regulatory approval of IVX-A12 in a major market such as the United States or European Union, the $5.00 CVR would become payable upon such first major market regulatory approval. Proposal 1 also noted the significant capital expenditure that would be required to complete Phase 3 clinical trials and ultimately commercialize IVX-A12. AstraZeneca also indicated in Proposal 1 that, in order to maximize the value of IVX-A12 and achieve regulatory approval as soon as possible, AstraZeneca would plan to rapidly run three Phase 3 studies to evaluate the safety, efficacy and immunogenicity of IVX-A12. AstraZeneca further stated in Proposal 1 that AstraZeneca would need to review the Company’s topline interim results for the Company’s IVX-A12 Phase 2 day 28 safety and immunogenicity data (the “IVX-A12 Phase 2 Data”) prior to the execution of definitive agreements. The upfront consideration of $12.00 per share reflected a 55% premium to the Company’s closing stock price on September 29, 2023 of $7.75 per share.
On October 4, 2023, Mr. Simpson contacted representatives of AstraZeneca to provide the Company Board’s feedback that Proposal 1 presented inadequate value to Company stockholders, but that the Company Board had authorized Company management to continue discussions with AstraZeneca regarding the potential value of the Company and its assets.
On October 11, 2023, Mr. Simpson and a representative of AstraZeneca met in Boston, Massachusetts to engage in further discussions, including regarding each party’s respective views on the Company’s potential value and the underlying assumptions made by AstraZeneca when preparing its offer to acquire the Company.
On October 12, 2023, Mr. Simpson and other members of Company management met with representatives of AstraZeneca to further discuss AstraZeneca’s strategic interest, including AstraZeneca’s clinical development plan(s), the underlying assumptions made by AstraZeneca when preparing its offer and the value of opportunities presented by the Company’s platform and progress made with IVX-A12.
On October 23, 2023, representatives of AstraZeneca contacted Mr. Simpson and other members of Company management to preview and discuss the terms of a forthcoming revised offer letter. Following this discussion, representatives of AstraZeneca delivered to Mr. Simpson a second written non-binding offer (“Proposal 2”) to acquire the Company at an increased price of $14.00 per share in upfront cash, plus a $6.00 CVR payable upon the achievement of the same milestones proposed in Proposal 1. The upfront consideration of $14.00 per share reflected a 134% premium to the Company’s closing stock price on October 23, 2023 of $5.98 per share.
On October 30, 2023, Mr. Simpson and members of Company management met with representatives of AstraZeneca to provide the Company Board’s feedback that the upfront payment and milestones proposed in Proposal 2 were still inadequate. The parties discussed underlying assumptions, opportunity value and rationale for increasing the upfront payment and revising the CVR to become payable solely upon regulatory approval of IVX-A12.
On November 2, 2023, representatives of AstraZeneca contacted Mr. Simpson and members of Company management to preview and discuss the terms of a forthcoming revised offer letter. Following this discussion, representatives of AstraZeneca delivered to Mr. Simpson a third written non-binding offer (“Proposal 3”) to acquire the Company at an increased price of $14.50 per share in upfront cash, plus a $5.50 CVR payable upon the achievement of one milestone: regulatory approval by the FDA of IVX-A12 for active immunization for the prevention of lower respiratory tract disease caused by RSV and hMPV in adults 60 years of age and older. The upfront consideration of $14.50 per share reflected a 120% premium to the Company’s closing stock price on November 2, 2023 of $6.60 per share.
On November 7, 2023, Mr. Simpson and members of Company management met with representatives of AstraZeneca to provide the Company Board’s feedback that the upfront payment proposed in Proposal 3 was still inadequate. The parties discussed underlying assumptions, opportunity value and rationale for increasing the upfront payment.
On November 8, 2023, representatives of AstraZeneca contacted Mr. Simpson to preview and discuss the terms of a forthcoming revised offer letter, which representatives of AstraZeneca noted was AstraZeneca’s best and final offer and conveyed that the offer would improve the upfront cash price and also simplify the milestone achievement for the CVR payment. On November 8, 2023, Representatives of AstraZeneca delivered to Mr. Simpson a fourth written non-binding offer (“Proposal 4”) to acquire the Company at a greater upfront cash payment of $15.00 per share, plus a $5.00 CVR payable upon the achievement of one milestone: regulatory approval by the FDA of a combination vaccine for active immunization for the prevention of lower respiratory tract disease caused by RSV and at least one of hMPV or human parainfluenza virus 3 (“PIV3”) in adults 60 years of age and older, with such vaccine utilizing the Company’s intellectual property to the extent controlled by the Company prior to its acquisition by AstraZeneca, further details of which would be discussed and agreed in the definitive agreements. The upfront consideration of $15.00 per share reflected a 104% premium to the Company’s closing stock price on November 8, 2023 of $7.37 per share. AstraZeneca expressed that Proposal 4 was AstraZeneca’s best and final offer to acquire the Company.

On November 14, 2023, the Company and AstraZeneca UK executed a first amendment to the Transaction NDA, which included a standstill obligation of AstraZeneca UK and its affiliates for the benefit of the Company. Following execution of such amendment, the Company granted AstraZeneca access to comprehensive due diligence materials in the Company’s data room, and over the course of the following weeks, management and advisors of each of the Company and AstraZeneca discussed and exchanged additional due diligence information. The Company also organized a number of due diligence calls among the parties and their advisors to discuss numerous diligence matters.
On the same day, representatives of Latham provided to representatives of AstraZeneca’s outside legal counsel, Freshfields Bruckhaus Deringer US LLP (“Freshfields”), a draft of the Merger Agreement. The draft provided for, among other things, Parent to acquire the Company via a tender offer, Parent’s obligation to do everything necessary to obtain antitrust clearances and a customary “fiduciary out” enabling the Company Board to entertain potential alternative, unsolicited offers following entry into the Merger Agreement (with a termination fee equal to 2% of the enterprise value of the Company, which fee would be payable by the Company to Parent (the “Company Termination Fee”) under certain circumstances including as a condition to the Company terminating the Merger Agreement to accept a superior acquisition proposal).
On November 18, 2023, Mr. Soriot contacted Mr. Simpson to reiterate AstraZeneca’s commitment to the transaction and developing vaccines and also shared his vision on how to utilize the Company’s technology.
On November 22, 2023, representatives of Latham provided to representatives of Freshfields a draft of the CVR Agreement, which required Parent to act in good faith and use commercially reasonable efforts to achieve the milestone required for the CVR to become payable. The draft defined the milestone as FDA approval of (i) IVX-A12 or any vaccine incorporating IVX-A12 or (ii) any vaccine covered by any Company intellectual property rights for use in the prevention of (a) any disease or condition caused by RSV and (b) any disease or condition caused by at least one of (x) hMPV or (y) PIV3, and in each case of the foregoing (a) and (b), in an older adult population (by way of example, in adults 60 years of age or older or 65 years of age or older), regardless of whether such product has FDA approval as a combination product for use in the prevention of additional disease or conditions beyond those recited in the foregoing clauses (a) and (b). The draft did not include a sunset date on milestone achievement.
Between November 22, 2023 and December 7, 2023, members of management and advisors of the Company and AstraZeneca engaged in numerous discussions regarding diligence matters regarding clinical and non-clinical programs, manufacturing and supply, regulatory, intellectual property, finance, legal matters, human resources and employee matters and business development matters.
On November 26, 2023, the Company and AstraZeneca UK executed a second amendment to the Transaction NDA, which included an acknowledgement of certain data protection laws.
On November 27, 2023, representatives of Freshfields provided to representatives of Latham a revised draft of the Merger Agreement. The draft retained a tender offer structure and provided for, among other things, the Company to obtain executed Tender and Support Agreements concurrently with the execution of the Merger Agreement from RA Capital Management, L.P. and Qiming U.S. Healthcare Fund II, L.P., two of the Company’s significant stockholders with representatives on the Company Board (the “Supporting Stockholders”), the removal of Parent’s obligation to litigate or accept certain remedies to obtain antitrust clearances unless the effect of such remedies on the Company falls below a certain materiality threshold determined by fair market value, and an increase in the value of the Company Termination Fee to 3.75% of the fully diluted equity value of the Company determined at the Offer Price. A draft of the Tender and Support Agreement was not provided at this time.
On November 29, 2023, representatives of Freshfields provided to representatives of Latham a revised draft of the CVR Agreement, which revised the definition of the milestone to expressly require that FDA approval follow the occurrence of (i) demonstration of noninferior immunogenicity for the Company’s product as compared to an RSV vaccine that has received FDA approval in an older adult population that shall include adults 60 years of age and older in a Phase 3 clinical trial and (ii) demonstration of no interference in the immune response to any of the antigens contained in both the Company’s product and an influenza vaccine that has received FDA approval concomitantly administered in a Phase 3 clinical trial (clause

(i) and (ii), collectively, the “Phase 3 Data Requirements”). The draft provided that the sunset date on milestone achievement would be January 1, 2029.
On December 1, 2023, representatives of Freshfields provided to representatives of Latham a draft of the Tender and Support Agreement, which provided that the Supporting Stockholders would agree to tender their Shares in the Offer in support of the transaction between the Company and AstraZeneca.
On December 3, 2023, representatives of Latham provided to representatives of Freshfields a revised draft of the Merger Agreement. The draft provided for, among other things, the inclusion of a reverse termination fee equal to double the value of the Company Termination Fee, payable by Parent to the Company (the “Parent Termination Fee”) under certain circumstances relating to the termination of the Merger Agreement as a result of failure to obtain antitrust clearances, and the rejection of Parent’s proposal with respect to the value of the Company Termination Fee, noting that the value was subject to further discussion between the Company and Parent and would equal a to-be-determined percentage of the equity value of the Company at the Offer Price pending resolution of all other outstanding key issues in the transaction documents.
Between December 3, 2023 through December 6, 2023, Mr. Simpson and members of Company management had several discussions with representatives of AstraZeneca to discuss the terms of the milestones required to be achieved for the CVR to become payable under the CVR Agreement. AstraZeneca management expressed a desire to bifurcate the milestone into two milestones, with one milestone being tied to FDA approval and the other milestone being tied to net sales in the European Union, United Kingdom and Canada. AstraZeneca management also requested that the Phase 3 Data Requirements be expressly stated in the milestone related to FDA approval. On the same day, representatives of Latham provided to representatives of Freshfields a revised draft of the Tender and Support Agreement after obtaining feedback from the Supporting Stockholders.
On December 5, 2023, Company management shared the IVX-A12 Phase 2 Data readout with AstraZeneca. Following review of such results, representatives of AstraZeneca contacted Mr. Simpson and confirmed that AstraZeneca’s determination was that the data was confirmatory and sufficiently acceptable to warrant AstraZeneca continuing to move forward with the proposed acquisition of the Company.
On the same day, representatives of Latham provided to representatives of Freshfields a revised draft of the CVR Agreement, which removed the Phase 3 Data Requirements from the definition of the milestone and extended the sunset date on milestone achievement to the eight-year anniversary of the Effective Time.
On December 6, 2023, representatives of Latham provided to representatives of Freshfields a further revised draft of the CVR Agreement, which extended the sunset date on milestone achievement to the ten-year anniversary of the Effective Time and bifurcated the milestone into two milestones: (i) $4.00 per share payable upon FDA approval of a Company product for use in the prevention of (a) any disease or condition caused by RSV and (b) any disease or condition caused by at least one of (x) hMPV or (y) PIV3, and in each case of the foregoing (a) and (b), in an older adult population (by way of example, in adults 60 years of age or older or 65 years of age or older), regardless of whether such Company product had FDA approval as a combination product for use in the prevention of additional other diseases or conditions beyond those recited in the foregoing clauses (a) and (b) (the “FDA Approval Milestone”) and (ii) $1.00 per share payable upon the first achievement of two hundred million U.S. dollars (U.S. $200,000,000) of cumulative net sales of all Company products in the aggregate in the European Union, United Kingdom and Canada during the ten year period following the Effective Time (the “Net Sales Milestone”).
On December 7, 2023, representatives of AstraZeneca contacted Mr. Simpson to review the remaining key open issues to be negotiated in the Merger Agreement and CVR Agreement, which included the value of the Company Termination Fee and Parent Termination Fee, the proposal for Company key executives to enter into restrictive covenant agreements and the sunset dates for the milestones set forth in the CVR Agreement. On the same day, representatives of Freshfields provided to representatives of Latham revised drafts of the Merger Agreement, the CVR Agreement and the Tender and Support Agreement. The draft of the Merger Agreement proposed that the Company Termination Fee equal 3.5% of the fully diluted equity value of the Company calculated at the upfront consideration instead of the full Offer Price and reduced the Parent Termination Fee to a value equal to the Company Termination Fee. The draft of the Merger

Agreement also proposed that certain key executives enter into restrictive covenant agreements concurrently with the execution of the Merger Agreement. The draft of the CVR Agreement shortened the sunset date on milestone achievement for both the FDA Approval Milestone and the Net Sales Milestone to the six-year anniversary of the Effective Time.
On the same day, representatives of Latham and representatives of Freshfields held a meeting to discuss the open issues in the Merger Agreement and the CVR Agreement.
On December 9, 2023, members of Company management discussed the remaining key open issues to be negotiated in the Merger Agreement and CVR Agreement with members of AstraZeneca management, which included the sunset dates for the milestones set forth in the CVR Agreement. Representatives of AstraZeneca contacted Mr. Simpson to inform him that the board of directors of AstraZeneca had approved the proposed acquisition of the Company on December 8, 2023, subject to resolution of the remaining key issues in the transaction documents.
On the same day, representatives of Latham provided to representatives of Freshfields revised drafts of the Merger Agreement and the CVR Agreement. The draft of the Merger Agreement proposed that the Company Termination Fee equal 3.0% of the fully diluted equity value of the Company calculated at the upfront consideration and increased the Parent Termination Fee to a value equal to double the Company Termination Fee. The draft of the Merger Agreement also rejected the requirement for certain key executives to enter into restrictive covenant agreements. The draft of the CVR Agreement bifurcated the sunset date on milestone achievement such that the FDA Approval Milestone expired on the six-year anniversary of the Effective Time and the Net Sales Milestone expired on the eight-year anniversary of the Effective Time.
On December 10, 2023, representatives of Latham provided to representatives of Freshfields a revised draft of the Tender and Support Agreement, which reflected further feedback from the Supporting Stockholders. Later that day, representatives of Freshfields provided to representatives of Latham revised drafts of the Merger Agreement, the CVR Agreement and the Tender and Support Agreement.
On the morning of December 11, 2023, representatives of the Company, AstraZeneca, Latham and Freshfields negotiated the remaining key terms in the draft Merger Agreement and CVR Agreement. The Company and AstraZeneca came to an agreement for the Company Termination Fee to equal 3.25% of the fully diluted equity value of the Company calculated at the upfront consideration and for the Parent Termination Fee to equal 1.75x of the Company Termination Fee. The Company and AstraZeneca agreed that the sunset date for the Net Sales Milestone would expire on the seven-year anniversary of the Effective Time. Following such meetings, representatives of Latham and Freshfields worked together to finalize the remaining outstanding issues in the drafts and prepared final drafts of the Merger Agreement, CVR Agreement and Tender and Support Agreement that reflected the key terms that had been agreed between the parties.
During the evening on December 11, 2023, the Company, Parent and Merger Sub executed and delivered the Merger Agreement (which included as an exhibit the form of the CVR Agreement) and Parent and each Supporting Stockholder executed and delivered a Tender and Support Agreement. Thereafter, on December 12, 2023, in the early hours of the day in New York and London, before the opening of the markets in the United States and United Kingdom, the Company issued a press release announcing the IVX-A12 Phase 2 Data readout (the “IVX-A12 Phase 2 Data Press Release”). Immediately following the IVX-A12 Phase 2 Data Press Release, the Company and AstraZeneca each issued their respective press releases announcing the execution and delivery of the Merger Agreement.
11.
The Merger Agreement; Other Agreements

The following are summaries of the material terms of the Merger Agreement, the CVR Agreement, the Tender and Support Agreements, and the Confidentiality Agreement (as defined below). They have been included to provide investors and stockholders with information regarding the terms of such agreements. The following summaries do not purport to be complete and are qualified in their entirety by reference to the definitive agreements themselves, which have been filed as exhibits to the Schedule TO. Company stockholders and other interested parties should read the Merger Agreement, the CVR Agreement, the Tender and Support Agreements and the Confidentiality Agreement in their entirety for more complete descriptions of the terms summarized below. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning AstraZeneca, Parent and Merger Sub”.
The Merger Agreement and the summary included below are not intended to provide any factual information about the Company, its stockholders or executives, AstraZeneca, Parent or Merger Sub, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Merger. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to the agreements and may be subject to qualifications and limitations agreed upon by the parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and described in the following summary, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and to reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure letter that was provided by the Company to Parent and Merger Sub but is not filed with the SEC as part of the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein without consideration of the entirety of the factual disclosures about the Company, AstraZeneca, Parent and Merger Sub made in this Offer to Purchase, the Schedule 14D-9 or reports filed with the SEC. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in this Offer to Purchase or the parties’ public disclosures.
The Merger Agreement
The Offer.   The Merger Agreement provides that Merger Sub will commence the Offer as promptly as practicable (but in no event more than ten business days) after the date of the Merger Agreement and that, on the terms and subject to the conditions set forth in the Merger Agreement and the Offer, Merger Sub will, at or as promptly as practicable following the Expiration Time (but in any event within one business day thereafter), irrevocably accept for payment, and, at or as promptly as practicable following acceptance for payment (but in any event withing two business days thereafter), pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer. Unless the Offer is extended pursuant to and in accordance with the Merger Agreement, the Offer will expire at 11:59 p.m., New York time, on January 26, 2024, which is the 20th business day after the date the Offer is commenced. In the event that the Offer is extended pursuant to and in accordance with the Merger Agreement, then the Offer will expire on the date and at the time to which the Offer has been so extended.
The obligation of Merger Sub to irrevocably accept for payment and pay for Shares validly tendered and not validly withdrawn pursuant to the Offer are subject only to the satisfaction of the Offer Conditions described in Section 15 — “Conditions to the Offer”. Parent and Merger Sub expressly reserves the right to waive any of the Offer Conditions and to make any change in the terms of or conditions to the Offer or to increase the Offer Price. However, without the prior written consent of the Company, Parent and Merger Sub may not:
•
waive or modify specified conditions, including the Minimum Condition, the Antitrust Condition or the No Injunction Condition; or

•
make any change in the terms of or conditions to the Offer that:

•
changes the form of consideration to be paid in the Offer;

•
decreases the Offer Price or the number of Shares sought in the Offer;

•
extends the Offer or the Expiration Time, except as permitted or required by the Merger Agreement;

•
imposes conditions or requirements on the Offer other than the Offer Conditions, as described in Section 15 — “Conditions to the Offer”;

•
amends or modifies any term or condition of the Offer in any manner that is (or would reasonably be expected to be) materially adverse to the Company stockholders; or

•
would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement.

The Merger Agreement contains provisions that govern the circumstances in which Merger Sub is required or permitted to extend the Expiration Time. Unless the Merger Agreement has been terminated in accordance with its terms:
•
Merger Sub must extend the Offer for the minimum period required by any law or order, or any rule, regulation, interpretation or position of the SEC or its staff or Nasdaq or as may be necessary to resolve any comments of the SEC or Nasdaq or the staff of the SEC or Nasdaq, in each case, as applicable to the Offer, the Schedule 14D-9 or the other tender offer documents; or

•
if, as of the time the Offer is then scheduled to expire, any of the Offer Conditions are not satisfied or waived by Parent and Merger Sub, Merger Sub may (and, if requested by the Company, must) extend the Offer for one or more successive extension periods of up to ten business days each (or any longer period as may be agreed in writing by Parent and the Company) in order to permit the satisfaction of all of the Offer Conditions; however, if the sole then-unsatisfied Offer Condition is the Minimum Condition, Merger Sub will not be required to extend the Offer for more than three occasions in consecutive periods of up to ten business days each (or such other period as may be approved in advance by the parties).

Notwithstanding the foregoing, Merger Sub may not extend the Offer beyond the Termination Date (as defined below in the subsection “— Termination”) without the prior written consent of the Company.
The Merger.   The Merger Agreement provides that, on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub will be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub will cease and the Company will continue as the surviving corporation of the Merger and as a subsidiary of Parent. The Merger will be governed by and effected in accordance with Section 251(h) of the DGCL as soon as practicable following the Acceptance Time. The consummation of the Merger (which we refer to as the “Closing”) will take place as soon as practicable following the Acceptance Time (and in any event no later than one business day thereafter) subject to the satisfaction or, if permitted by applicable law, waiver of the conditions to the Merger described in the subsection “— Conditions to the Merger”. On the date of the Closing, the parties will file a certificate of merger with respect to the Merger in accordance with the DGCL (the “Certificate of Merger”) with the Secretary of State of the State of Delaware and shall take such further actions as may be required to make the Merger effective on such date. The Merger will become effective at the time and day of the filing of the Certificate of the Merger with the Secretary of State of the State of Delaware, or a later time and day as may be agreed in writing by the parties and specified in the Certificate of Merger in accordance with the DGCL.
Certificate of Incorporation and Bylaws.   At the Effective Time, (a) by virtue of the Merger, the certificate of incorporation of the Company will be amended and restated in its entirety to read as set forth on Annex C to the Merger Agreement and (b) the Company, Parent and Merger Sub will take all necessary action so that the bylaws of the Company will be amended and restated in their entirety to be in the form of the bylaws of Merger Sub as in effect immediately prior to the Effective Time (except that references to the name of Merger Sub will be replaced by references to the name of the Surviving Corporation).
Directors and Officers.   At the Effective Time, the Company and the Surviving Corporation will take all necessary action such that (a) the directors of Merger Sub immediately prior to the Effective Time, or such other individuals designated by Parent as of the Effective Time, will become the directors of the Surviving

Corporation and (b) the officers of the Company immediately prior to the Effective Time, or such other individuals designated by Parent as of the Effective Time, will become the officers of the Surviving Corporation.
Effect on Capital Stock.   On the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time:
•
each Share that is issued and outstanding immediately prior to the Effective Time (excluding (a) Canceled Shares, (b) Accepted Shares and (c) Dissenting Shares (each as defined below)) will be automatically converted into the right to receive the Offer Price (including the CVR) (which we refer to as the “Merger Consideration”), without interest and subject to any applicable withholding tax, on compliance with the applicable procedures set forth in the Merger Agreement with respect to the book-entry transfer of Shares;

•
each Share (a) owned by Parent, Merger Sub or the Company, or by any direct or indirect wholly owned subsidiary of Parent or Merger Sub, in each case immediately prior to the Effective Time (which we refer to as the “Canceled Shares”) or (b) irrevocably accepted for payment pursuant to the Offer (which we refer to as the “Accepted Shares”), will, in each case, be canceled and extinguished without any conversion thereof or consideration paid therefore by virtue of the Merger; and

•
each share of common stock, par value $0.01 per share, of Merger Sub that is outstanding immediately prior to the Effective Time will be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

Shares held by Company stockholders (or held in a voting trust or by a nominee on behalf of a beneficial owner who beneficially owns such Shares) who are entitled to demand and who have properly and validly demanded their statutory rights of appraisal in respect of these Shares in compliance in all respects with Section 262 of the DGCL (“Dissenting Shares”) will not be converted into or represent the right to receive the Merger Consideration, but instead will be entitled to receive an amount as may be determined pursuant to Section 262 of the DGCL. However, all Dissenting Shares that are held by Company stockholders (or beneficially owned by a beneficial owner that made an appraisal demand with respect thereto) who have failed to properly and validly demand or who have effectively withdrawn or otherwise lost or forfeited their rights to appraisal of these Dissenting Shares under Section 262 of the DGCL will no longer be considered to be Dissenting Shares and will be deemed to have been converted into, as of the Effective Time, the right to receive the Merger Consideration, without interest and subject to any required withholding tax, on the terms and conditions set forth in the Merger Agreement.
Treatment of Company Equity Awards.   Pursuant to the terms of the Merger Agreement, immediately prior to the Effective Time, (i) each outstanding In the Money Option will be canceled and terminated and converted into the right to receive the Option Consideration applicable to such In the Money Option, (ii) each outstanding Out of the Money Option will be canceled and converted into the right to receive the Option Consideration applicable to such Out of the Money Option, (iii) each outstanding Over $20.00 Out of the Money Option will be canceled for no consideration therefor and (iv) each outstanding Company RSU and Company PSU will be canceled and terminated as of immediately prior to the Effective Time and converted into the right to receive the RSU/PSU Consideration.
Treatment of Employee Stock Purchase Plan.   From and after the date of the Merger Agreement, (i) no new participants will be permitted to participate in the 2021 Employee Stock Purchase Plan (the “Company ESPP”), (ii) existing participants may not increase their payroll deductions or purchase elections from those in effect on the date of the Merger Agreement, and (iii) except for the offering periods under the Company ESPP that are in effect on the date of the Merger Agreement (the “Final Offering Periods”), no new offering periods will commence following the date of the Merger Agreement. If the Effective Time would occur: (a) during one or more of the Final Offering Periods, (1) the final exercise date(s) under the Company ESPP will be such date as the Company determines in its sole discretion (provided that such date will be no later than the date that is five days prior to the Effective Time (the “Final Exercise Date”)), and (2) each Company ESPP participant’s accumulated contributions under the Company ESPP will be used to purchase whole Shares in accordance with the terms of the Company ESPP as of the Final Exercise Date, which Shares, to the extent outstanding immediately prior to the Effective Time, will be canceled as of immediately prior to the Effective Time in exchange for the right to receive the Merger Consideration in accordance with the Merger Agreement; or (b) after the end of the Final Offering Periods, all amounts allocated to each participant’s account under the Company ESPP at the end of each of the Final Offering Periods will be used to purchase whole Shares under the terms of the Company ESPP for such offering periods, which Shares, to the extent outstanding immediately prior to the Effective Time, will be canceled as of immediately prior to the Effective Time in exchange for the right to receive the Merger Consideration in accordance with the Merger Agreement.
Representations and Warranties.   In the Merger Agreement, the Company has made customary representations and warranties to Purchaser and Merger Sub, which are qualified by information set forth in a confidential disclosure letter of the Company to Parent and Merger Sub in connection with the execution of the Merger Agreement and certain disclosures in the Company’s SEC filings since August 2, 2021 and publicly available at least two business days prior to the date of the Merger Agreement, including representations and warranties relating to: organization and qualification; subsidiaries; capitalization; corporate power and authority; enforceability of the Merger Agreement; the vote of Company stockholders required to approve the Merger if Section 251(h) of the DGCL was not in effect; required governmental authorizations; non-contravention of applicable law and orders and the Company’s organizational documents and contracts; SEC filings, financial statements and internal controls; the absence of undisclosed liabilities; the absence of a Company Material Adverse Effect (as defined below); the absence of certain changes to the business of the Company since September 30, 2023; information provided or included in the Schedule TO and other documents relating to the Offer; brokers’ fees; employee benefit plans; litigation; taxes; compliance with laws and permits; environmental matters; intellectual property; data privacy and security; real property; material contracts; regulatory compliance; insurance; compliance with anti-bribery and anti-money laundering laws; related party transactions; the opinions of its financial advisor; and the inapplicability of state takeover laws. Each of Parent and Merger Sub has made customary representations and warranties to the Company with respect to, among other matters: organization and qualification; corporate power and authority; the enforceability of the Merger Agreement; information provided or included in the Schedule TO and other documents relating to the Offer; required governmental authorizations; non-contravention of applicable law and orders and their organizational documents and contracts; litigation; that neither is an “interested stockholder” within the meaning of Section 203 of the DGCL; availability of sufficient funds; the operations of Merger Sub; brokers’ fees; and the absence of certain arrangements between Parent and Merger Sub, on the one hand, and the Company’s stockholders, directors, officers, employees and other affiliates, on the other hand.
Some of the representations and warranties in the Merger Agreement are qualified by materiality qualifications or a “Company Material Adverse Effect” clause. For purposes of the Merger Agreement, “Company Material Adverse Effect” means any change, occurrence, effect, event, circumstance or development (each an “Effect”) that has had, or would reasonably be expected to have, a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Company, taken as a whole. However, no Effect directly or indirectly resulting from, attributable to or arising out of any of the following will (either alone or in combination) be deemed to be or constitute a “Company Material Adverse Effect”, and no Effect directly or indirectly resulting from, attributable to or arising out of any of the following will (either alone or in combination) be taken into account when determining whether a “Company Material Adverse Effect” has occurred to the extent such Effects do not disproportionately and adversely affect the Company relative to other similarly situated companies operating in any industry or industries in which the Company operates in the events of clauses (a) through (f) and (i) below (in which case, the incremental disproportionate impact or impacts may be taken into account in determining whether there has occurred, or would reasonably be expected to occur, a “Company Material Adverse Effect”):
(a)
general economic conditions (or changes in such conditions) in the United States or any other country or region in the world, or conditions in the global economy generally;

(b)
conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including (i) changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and (ii) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

(c)
conditions (or changes in such conditions) in the life sciences, pharmaceutical or biotechnology industry;

(d)
political conditions (or changes in such conditions) in the United States or any other country or region in the world, or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world (including any acts of war or sanctions imposed in connection with the current disputes involving (i) the Russian Federation and Ukraine and (ii) Israel and Palestine);

(e)
earthquakes, hurricanes, tsunamis, tornadoes, floods, epidemics, pandemics (including COVID-19), cyberattacks, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the United States or any other country or region in the world;

(f)
actual or proposed changes in law or other legal or regulatory conditions (or the interpretation thereof), any quarantine, “shelter in place” or other similar law, directive, guidelines or recommendations promulgated by any industry group or governmental authority (“COVID-19 Measures”) or any change in any COVID-19 Measures (or the interpretation thereof), or changes in GAAP or other accounting standards (or the interpretation thereof);

(g)
the announcement of, or the compliance with, the Merger Agreement, or the pendency or consummation of the transactions contemplated hereby, including (i) the identity of Parent, Merger Sub or their affiliates, (ii) the termination or potential termination of (or the failure or potential failure to renew or enter into) any contracts with customers, licensors, suppliers, distributors or other business partners, and (iii) any other negative development (or potential negative development) in the Company’s relationships with any of its customers, licensors, suppliers, distributors or other business partners (subject in each case to certain exceptions);

(h)
(i) any results, outcomes, data, adverse events or side effects arising from any clinical trials being conducted by or on behalf of the Company (other than, in each case, if related to safety) or any competitor of the Company (or the announcements thereof), (ii) results of meetings with the FDA or other governmental authority (including any communications from any governmental authority in connection with such meetings) (unless the underlying cause thereof is the willful misconduct of the Company), (iii) the determination by, or the delay of a determination by, the FDA or any other governmental authority, or any panel or advisory body empowered or appointed thereby, with respect to the clinical hold, acceptance, filing, designation, approval, clearance, non-acceptance, hold, refusal to file, refusal to designate, non-approval, disapproval or non-clearance of any of the Company’s or any competitor’s product candidates, (iv) FDA approval (or other clinical or regulatory developments), market entry or threatened market entry of any product competitive with or related to any of the Company’s products or product candidates, or any guidance, announcement or publication by the FDA or other governmental authority relating to any product candidates of the Company or any competitor, or (v) any manufacturing or supply chain disruptions or delays affecting product candidates of the Company or developments relating to reimbursement, coverage or payor rules with respect to any product candidates of the Company or the pricing of products;

(i)
any recommendations, statements or other pronouncements published or proposed by professional medical organizations or any governmental authority, or any panel or advisory body empowered or appointed thereby, relating to any biopharmaceutical product or product candidate that is being researched, tested, developed, commercialized, manufactured, sold or distributed by or on behalf of the Company and that is owned by, licensed to, or otherwise used in the business of, the Company, or for which the Company has the right to receive payment related thereto (“Company Product”) or product candidate of the Company or any of its competitors;

(j)
any actions taken or failure to take action, in each case, by Parent or any of its controlled affiliates, or to which Parent has consented, or which Parent has requested or approved, or the taking of any action required by the Merger Agreement, or the failure to take any action prohibited by the Merger Agreement;

(k)
any departure or termination of any officers, directors, employees or independent contractors of the Company (but not, in each case, the underlying cause of such departure or termination, unless such departure or termination would otherwise be excepted from the definition of a Company Material Adverse Effect);

(l)
changes in the Company’s stock price or the trading volume of the Company’s stock, in and of itself, or any failure by the Company to meet any estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (but not, in each case, the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from this definition of a Company Material Adverse Effect); or

(m)
any legal proceedings made or brought by any of the current or former Company Stockholders (on their own behalf or on behalf of the Company) against the Company arising out of the Merger or in connection with any other transactions contemplated by the Merger Agreement.

Pursuant to the Merger Agreement, the Company has represented that the Company Board has (a) determined that the Merger Agreement and the transactions contemplated hereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, and declared it advisable for the Company to enter into the Merger Agreement, (b) approved and declared advisable the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement on the terms and subject to the conditions contained therein and (c) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the Company stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.
Conduct of Business Pending the Merger.   The Merger Agreement provides that except (a) as described in the Company Disclosure Letter, (b) as required by applicable law (including any COVID-19 measures), (c) as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed) or (d) as required or expressly provided for by the Merger Agreement, during the period from the date of the Merger Agreement and continuing until the earlier of the valid termination of the Merger Agreement or the Effective Time (the “Pre-Closing Period”), (x) the Company shall use its commercially reasonable efforts to conduct its operations in all material respects in the ordinary course of business, preserve intact its business organization, including keeping available the services of current executive officers, and preserve the present relationships with those persons having significant business relationships with the Company.
The Merger Agreement also contains specific covenants restricting the Company from taking certain actions during the Pre-Closing Period (subject to the same exceptions listed above and certain additional exceptions specified in the Merger Agreement) including, among other things, not to:
(i)
adopt any amendments to its certificate of incorporation or bylaws;

(ii)
issue, sell, grant options or rights to purchase, pledge, or authorize or propose the issuance, sale, grant of options or rights to purchase or pledge, any securities of the Company;

(iii)
acquire or redeem or offer to acquire or redeem, directly or indirectly, or amend any securities of the Company;

(iv)
split, combine or reclassify its capital stock or declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of its capital stock;

(v)
(A) acquire, by means of a merger, consolidation, recapitalization or otherwise, any business, assets or securities for consideration in excess of $500,000, (B) sell, lease, or otherwise dispose of any assets of the Company with a fair market value in excess of $500,000, (C) adopt a plan of complete or partial liquidation, dissolution, recapitalization or restructuring or (D) form any subsidiary;

(vi)
incur, assume or otherwise become liable or responsible for any indebtedness for borrowed money;

(vii)
assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person in an amount in excess of $500,000 in the aggregate;

(viii)
make any loans, advances or capital contributions to, or investments in, any other person in excess of $500,000;

(ix)
change, in any material respect, any financial accounting methods, principles or practices used by it, except as required by GAAP or applicable Law;

(x)
make, rescind or change any material tax election or amend any material tax return, settle any material legal proceeding relating to taxes or enter into any material closing agreement with respect to taxes, change any annual tax accounting period or any material tax accounting method, or surrender any right to claim a refund of a material amount of taxes, fail to file when due (taking into account any extensions automatically granted) any material tax return;

(xi)
(A) grant or pay (or otherwise increase) any change in control, retention, severance, termination or similar pay to its current or former officers, employees, directors or consultants, (B) grant any increases in the compensation or benefits payable to its employees, officers, directors or consultants, (C) accelerate the vesting or payment, or funding of any payment or benefit under any employee compensation or benefit plan, (D) adopt, enter into, amend or terminate any employee compensation or benefit plan, (E) hire, promote or terminate any employee at (or who would be at) the level of Vice President or above (other than a termination for cause), (F) engage any consultant or (G) terminate any consultant set forth in the applicable section of the Company Disclosure Letter;

(xii)
enter into any collective bargaining or similar labor contract;

(xiii)
make or authorize any material capital expenditure or incur any obligations, liabilities or indebtedness in respect thereof, except for (A) those contemplated by the capital expenditure budget for the relevant fiscal year, which capital expenditure budget has been provided or made available to Parent and (B) any unbudgeted capital expenditure, in an amount in excess of, in any year, in the aggregate, $500,000;

(xiv)
(A) except in the ordinary course of business, commence any suit, action, claim, or proceeding or (B) settle any suit, action, claim, proceeding or investigation;

(xv)
abandon, sell, transfer, dispose of, cancel, knowingly allow to lapse, or fail to renew, maintain or defend, encumber, convey title (in whole or in part) or grant any right or other licenses to material intellectual property rights of the Company;

(xvi)
unless mandated by a governmental authority, (A) make any material changes to, discontinue, terminate or suspend any ongoing research and development program relating to a Company Product or (B) commence, alone or with any third party, any material research and development program that has not been disclosed to Parent prior to the date of the Merger Agreement;

(xvii)
make any non-routine, material submissions or filings to the FDA or any other applicable governmental authority related to the Company’s business and operations, the Platform or any Company Product, without, to the extent practicable and legally permissible, (A) providing Parent with a reasonable opportunity to review and comment on such submissions or filings and (B) considering in good faith the incorporation of any of Parent’s reasonable comments that are received by the Company in a timely fashion;

(xviii)
(A) enter into any contract that would, if entered into prior to the date hereof, be a Material Contract or (B) materially modify, materially amend or terminate (other than expirations in accordance with its terms) any Material Contract or waive, release or assign any material rights or material claims thereunder;

(xix)
enter into any Contract that by its terms would purport to bind Parent or its affiliates (other than, following the Closing, the Company); or

(xx)
offer, agree or commit, in writing or otherwise, to take any of the foregoing actions.

Notwithstanding the foregoing, nothing in the Merger Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the business or operations of the Company at any time prior to the Acceptance Time.
No Solicitation.   Except as otherwise described below, the Company has agreed that, during the Pre-Closing Period, it will not, it will cause its directors and officers not to, and it will use reasonable best efforts to cause its other representatives not to, directly or indirectly:
•
solicit, initiate, knowingly encourage or knowingly facilitate any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal (as defined below);

•
furnish to any third party any information relating to the Company, or afford to any third party access to the business, properties, assets, books, records or other information, or to any personnel, of the Company, in any such case with the intent to facilitate the making, submission or announcement of any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal;

•
participate or engage in any discussions or negotiations with any person with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal (except to notify any person of the Company’s no-solicitation obligations);

•
enter into any merger agreement, purchase agreement, letter of intent or similar agreement with respect to an Acquisition Transaction (as defined below) (except for a confidentiality agreement in compliance with no-solicitation provisions of the Merger Agreement);

•
approve any transaction under, or any third party becoming an “interested stockholder” under, Section 203 of the DGCL; or

•
approve, authorize, agree or publicly announce any intention to do any of the foregoing.

“Acquisition Proposal” means any offer or proposal by a third party to engage in an Acquisition Transaction.
“Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by the Merger Agreement) resulting in: (a) any acquisition by any third party or “group” (as defined under Section 13(d) of the Exchange Act) of more than 25% of the outstanding voting securities of the Company or any tender or exchange offer that, if consummated, would result in any third party or group beneficially owning more than 25% of the outstanding voting securities of the Company; (b) any merger, consolidation, business combination, recapitalization, reorganization or other similar transaction involving the Company (i) pursuant to which any third party or group, other than the Company stockholders (as a group) immediately prior to the consummation of the transaction, would hold Shares representing more than 25% of the voting power of the surviving entity or (ii) as a result of which the Company stockholders (as a group) would hold Shares representing less than 75% of the voting power of the surviving entity; (c) any sale or disposition of more than 25% of the assets of the Company, based on the fair market value thereof; or (d) any liquidation or dissolution of the Company.
Except as otherwise described below, the Company has also agreed that, during the Pre-Closing Period, it will, it will cause its directors and officers to, and it will use reasonable best efforts to cause its other representatives to cease all existing discussions or negotiations with any person conducted prior to the date of the Merger Agreement with respect to any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to any Acquisition Proposal. Further, the Company has also agreed to promptly (and in any event within 48 hours) after the date of the Merger Agreement terminate access by any third party to any physical or electronic data room relating to a potential Acquisition Proposal (or prior discussions in respect of a potential Acquisition Proposal) and request that each third party that has executed a confidentiality agreement relating to a potential Acquisition Proposal promptly return to the Company or destroy all non-public documents and materials containing non-public information of the Company that has been furnished by the Company or any of its representatives to the third party. The Company and its representatives, however, may participate in discussions only to the extent necessary to clarify and understand the terms and conditions of any inquiry or proposal made by any person solely to determine whether such inquiry or proposal constitutes or is reasonably likely to lead to a Superior Proposal and inform a person that has made or is considering making an Acquisition Proposal of the non-solicitation provisions of the Merger Agreement as described in this subsection “— No Solicitation”.
Further, from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement and the Acceptance Time, promptly and in any event within 36 hours following receipt of an inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, the Company will (a) provide Parent with written notice of receipt of such inquiry, proposal or offer, (b) communicate to Parent the material terms and conditions of such inquiry, proposal or offer and the identity of the person making such inquiry, proposal or offer and (c) provide Parent with copies of any material documents provided to the Company or any of its representatives evidencing or delivered in connection with such inquiry, proposal or offer (and if such communication was made orally, a reasonably detailed written summary of such communication). The Company has agreed to keep Parent reasonably informed on a substantially current basis (and in any event within 36 hours) of any material developments or negotiations with respect to any such inquiry, proposal or offer (including any material changes to the terms and conditions of an Acquisition Proposal submitted to the Company), including by providing copies of any revised or new material documents delivered to the Company or any of its representatives evidencing or delivered in connection with such inquiry, proposal or offer.
Notwithstanding the restrictions described above, if at any time prior to the Acceptance Time, the Company has received a bona fide, written Acquisition Proposal from any third party that did not result from a material breach of the no-solicitation provisions of the Merger Agreement which are described in this subsection “— No Solicitation”, then if the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, that the Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and that the failure to take the actions described in clause (a), (b) or (c) below would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, then the Company and any of its representatives may (a) enter into a confidentiality agreement with the third party in accordance with the terms of the Merger Agreement, (b) furnish information with respect to the Company to the third party making the Acquisition Proposal (provided that (i) the Company substantially concurrently provides to Parent any such information to the extent not previously provided or made available to Parent by the Company and (ii) the Company must have entered into a confidentiality agreement with the third party in accordance with the terms of the Merger Agreement) and (c) participate and engage in discussions or negotiations with the third party making the Acquisition Proposal regarding the Acquisition Proposal. Prior to or substantially concurrently with the Company first taking any of the actions described in clauses (a), (b) or (c) of the immediately preceding sentence, the Company must provide written notice to Parent of the determination of the Company Board (or a duly authorized committee thereof) that the Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal.
The Company has also agreed that any breach of the no-solicitation provisions of the Merger Agreement by any of its representatives (acting as such at the direction of or on behalf of the Company) will be deemed a breach of the applicable section of the Merger Agreement by the Company.
“Superior Proposal” means a bona fide, written Acquisition Proposal that did not result from a material breach of the no-solicitation provisions of the Merger Agreement as described in this subsection “— No Solicitation” for an Acquisition Transaction on terms that the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with outside legal counsel and its financial advisor(s), taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal, to be more favorable to the Company stockholders, from a financial point of view, than the terms of the

Offer and Merger (including any adjustment to the terms and conditions proposed by Parent in response to the proposal) (provided, however, that for purposes of the reference to an “Acquisition Proposal” in this definition of a “Superior Proposal”, all references to (a) “more than 25%” in the definition of “Acquisition Transaction” will be deemed to be references to “a majority” and (b) “less than 75%” will be deemed to be references to “less than a majority”).
Company Board Recommendation; Termination for a Superior Proposal; Matching Rights.   Subject to the provisions described below, the Company Board will recommend that the Company stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer, which we refer to as the “Company Board Recommendation”. The Company has agreed that neither the Company Board nor any committee thereof will (a) withdraw, amend, modify or qualify in a manner adverse to Parent or Merger Sub, the Company Board Recommendation; (b) publicly approve or recommend an Acquisition Proposal; (c) fail to include the Company Board Recommendation in the Schedule 14D-9 when disseminated to the Company stockholders; (d) if any Acquisition Proposal is structured as a tender offer or exchange offer for the outstanding Shares and is commenced pursuant to Rule 14d-2 under the Exchange Act (other than by Parent or an affiliate of Parent), fail to recommend, within ten business days after such commencement, against acceptance by the Company stockholders of such tender offer or exchange offer; or (e) publicly propose to do any of the foregoing (each of clauses (a), (b), (c), (d) and (e), a “Company Board Recommendation Change”). However, a “stop, look and listen” communication by the Company Board or any committee thereof to the Company stockholders pursuant to Rule 14d-9(f) of the Exchange Act will not be deemed to be a Company Board Recommendation Change or otherwise be prohibited under the terms of the Merger Agreement, provided that any such disclosure by the Company states that the Company Board Recommendation continues to be in effect.
Notwithstanding the foregoing restrictions or anything to the contrary set forth in the Merger Agreement, at any time prior to the Acceptance Time, (a) in response to the receipt of an Acquisition Proposal received after the date of the Merger Agreement that did not result from a material breach of the no-solicitation provisions of the Merger Agreement or the occurrence of an Intervening Event (as defined below), the Company Board (or a duly authorized committee thereof) is permitted to effect a Company Board Recommendation Change or (b) in response to the receipt of an Acquisition Proposal received after the date of the Merger Agreement that did not result from a material breach of the no-solicitation provisions of the Merger Agreement, the Company is permitted to terminate the Merger Agreement to concurrently enter into a definitive agreement with respect to a Superior Proposal, if, in each case all of the following conditions are met:
•
the Company Board (or a duly authorized committee thereof) must determine in good faith (after consultation with outside legal counsel) that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law;

•
in the case of receipt of an Acquisition Proposal, the Company Board (or a duly authorized committee thereof) must determine in good faith (after consultation with financial advisor(s) and outside legal counsel) that the Acquisition Proposal constitutes a Superior Proposal;

•
in the case of receipt of an Intervening Event, the Company Board (or a duly authorized committee thereof) must determine in good faith (after consultation with financial advisor(s) and outside legal counsel) that an Intervening Event has occurred;

•
the Company must provide written notice to Parent at least four business days prior to effecting a Company Board Recommendation Change or terminating the Merger Agreement to concurrently enter into a definitive agreement with respect to a Superior Proposal of its intent to take such action, specifying the reasons therefor (which we refer to as a “Change of Recommendation Notice”);

•
prior to effecting a Company Board Recommendation Change or terminating the Merger Agreement to concurrently enter into a definitive agreement with respect to a Superior Proposal, the Company must be reasonably available to negotiate with Parent in good faith (to the extent Parent desires to negotiate) during the four business day period to make adjustments to the terms and conditions of the Merger Agreement as would obviate the basis for a Company Board Recommendation Change or such termination of the Merger Agreement; and

•
no earlier than the end of the four business day period, the Company Board (or a duly authorized committee thereof) must determine in good faith (after consultation with its financial advisor(s) and outside legal counsel), after considering any amendments to the terms and conditions of the Merger Agreement proposed by Parent in a binding written offer irrevocably made by Parent during the four business day period, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law (and, in the case of receipt of an Acquisition Proposal, that the Acquisition Proposal continues to constitute a Superior Proposal).

Following delivery of a Change of Recommendation Notice in the case of a Superior Proposal, in the event of any change to the financial terms (including any change to the amount or form of consideration) or other material revision to the terms or conditions thereof, the Company must provide a new Change of Recommendation Notice to Parent, and any Company Board Recommendation Change or termination of the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal following delivery of a new Change of Recommendation Notice will again be subject to the procedures described above, except that references to four business days will be deemed to be two business days.
“Intervening Event” means an Effect that (a) was not known to the Company Board as of the date of the Merger Agreement or, if known, the material consequences of which were not reasonably foreseeable by the Company Board as of the date of the Merger Agreement and (b) does not relate to (i) an Acquisition Proposal any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal, (ii) any change, in and of itself, in the market price or trading volume of the Shares, (iii) any change in conditions generally (including any regulatory changes) affecting the industries or sectors in which the Company, Parent or its Subsidiaries operates, (iv) clearance of the Merger under the antitrust Laws or any matters relating thereto or arising therefrom or (v) the fact that, in and of itself, the Company exceeds any internal or published industry analyst projections or forecasts or estimates of revenue, earnings or other financial or operating metrics for any period (provided that the underlying cause of any Effect in the preceding clauses (ii) or (v) may constitute or be taken into account in determining whether there has been an Intervening Event).
Reasonable Best Effort.   Each of Parent, Merger Sub and the Company has agreed to use its reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and each of the other transactions contemplated by the Merger Agreement, including using reasonable best efforts to (a) cause each of the Offer Conditions described in Section 15 “— Conditions to the Offer” and the conditions to the Merger described in the subsection “— Conditions to the Merger” to be satisfied, in each case as promptly as practicable after the date of the Merger Agreement; (b) obtain, as promptly as practicable after the date of the Merger Agreement, and maintain all necessary actions or non-actions and consents from governmental authorities and make all necessary registrations, declarations and filings with governmental authorities, that are necessary to consummate the Offer and the Merger; (c) resist, contest, appeal and remove any legal proceeding and have vacated, lifted, reversed or overturned any order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, restricts or restrains the consummation of the transactions contemplated by the Merger Agreement, (d) on the request of Parent or Merger Sub, obtain all necessary or appropriate consents under any material contracts to which the Company is a party in connection with the Merger Agreement and the consummation of the transactions contemplated by it; and (e) reasonably cooperate with the other party or parties with respect to any of the foregoing. Notwithstanding anything to the contrary in the Merger Agreement, neither party, prior to the Effective Time, will be required to, and the Company will not without the consent of Parent, pay any consent or other similar fee or other consideration to obtain any consent of any third party under any contract.
During the Pre-Closing Period, Parent must not, and must cause its affiliates not to, directly or indirectly, acquire, by merging with or into or consolidating with, by purchasing a substantial portion of the assets of or equity in or otherwise, any business that has one or more products, whether marketed or in development, that compete, or if commercialized would compete, with one or more Company Products if doing so would or would reasonably be expected to materially and adversely impair or delay the consummation of the Offer and the Merger.
Antitrust Filings.   Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, has agreed to file with the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of

the U.S. Department of Justice (the “DOJ”) a notification and report form relating to the Merger Agreement and the transactions contemplated by it (the “HSR Filings”) as required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), as soon as practicable (but in no event later than ten business days) after the date of the Merger Agreement (unless a later date is mutually agreed between the parties).
Each of Parent and the Company has agreed to (a) cooperate and coordinate with the other in the making of the HSR Filings, (b) supply the other with any information and documentary material that may be required in order to make the HSR Filings, (c) supply any additional information that reasonably may be required or requested by the FTC, the DOJ or any foreign governmental authority responsible for the enforcement of any foreign antitrust law and (d) take any and all actions reasonably necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act and any foreign antitrust laws prior to the Termination Date, and to avoid any impediment to the consummation of the Offer or the Merger under any antitrust Laws, including (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, conduct of business restrictions, a sale or disposition of such assets or businesses as are required to be divested or a license or grant of commercialization rights to businesses, product lines, fields of use, divisions, business arrangements, contracts, assets or interests therein of the Company and (ii) amending any venture or other arrangement of the Company. However, notwithstanding anything in the Merger Agreement to the contrary, (A) Parent and its affiliates will not be obligated to take, and without the prior written consent of Parent, the Company must not take, any of the foregoing actions contemplated by the foregoing clause (d) unless all such actions collectively affect businesses, operations, assets or product lines of the Company with a fair market value of less than $10,000,000 in the aggregate, (B) Parent and its affiliates will not be obligated to take any of the foregoing actions contemplated by the foregoing clause (d) with respect to Parent, its affiliates or their respective assets, categories of assets, businesses, relationships, contractual rights, obligations or arrangements, (C) Parent or Merger Sub will not be required to contest or resist any legal proceeding or have vacated, lifted, reversed or overturned any order that may result from such legal proceedings, whether temporary, preliminary or permanent, and (D) neither Parent nor any of its affiliates will be required to commit to provide prior notice or seek prior approval from any governmental authority of any future transaction.
Neither party will extend any waiting period under the HSR Act (by pull and refile or otherwise) or enter into any agreement with the FTC, the DOJ or any other governmental authority not to consummate the transactions contemplated by the Merger Agreement without the consent of the other party.
Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, has agreed to promptly inform the other of any substantive communication from any governmental authority regarding any of the transactions contemplated by the Merger Agreement in connection with any filings or investigations with, by or before any governmental authority relating to the Merger Agreement or the transactions contemplated by it, including any proceedings initiated by a private party. If any party to the Merger Agreement or an affiliate thereof receives a request for additional information or documentary material from any governmental authority with respect to the transactions contemplated by the Merger Agreement pursuant to the HSR Act or any other antitrust law with respect to which any filings have been made, then such party will use its reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. In connection with the foregoing, to the extent reasonably practicable and unless prohibited by applicable law or by the applicable governmental authority, the parties have also agreed to (a) give the other party reasonable advance notice of and the opportunity to participate in substantive meetings and substantive conference calls with any governmental authority relating to the Offer or the Merger, (b) give each other an opportunity to participate in each of such meetings and conference calls, (c) keep the other party reasonably apprised of any oral communications with any governmental authority in respect of the Offer or the Merger, (d) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Offer and the Merger, articulating any regulatory or competitive argument or responding to requests or objections made by any governmental authority, (e) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all substantive written communications to or from any governmental authority relating to the Offer or the Merger, (f) provide each other (or counsel of each party, as appropriate) with copies of all written communications to or from any governmental authority relating to the Offer or the Merger, and (g) cooperate and provide each other with a reasonable opportunity to participate in, and consider in good faith the views of the other with respect to, all material deliberations with respect to all efforts to satisfy the Antitrust Condition and the No Injunction Condition (each as defined in Section 15 “— Conditions to the Offer”) and the condition to the Merger relating to the absence of legal prohibitions.
Merger.   The parties have agreed that, on the terms and conditions of the Merger Agreement, the parties will take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after the Acceptance Time in accordance with Section 251(h) of the DGCL.
Public Statements and Disclosure.   Parent and Merger Sub, on the one hand, and the Company, on the other hand, have each agreed to not, and to cause their respective controlled affiliates not to, issue any press release or make any public statement with respect to the Merger, the Offer or the Merger Agreement without the prior written consent of the other (which consent will not be unreasonably withheld, conditioned or delayed), except as required by applicable law or the rules and regulations of any U.S. stock exchange or regulatory or governmental body to which the relevant party is subject, in which case the party proposing to issue such press release or many such public announcement will consult in good faith with the other party before making any such public announcement and subject to certain other exceptions.
Anti-Takeover Laws.   If any state anti-takeover or other similar law becomes or is deemed applicable to the Merger Agreement, the Merger, the Offer or any other transactions contemplated by the Merger Agreement, Parent, Merger Sub and the Company will cooperate and take all action reasonably available to render such law inapplicable to the foregoing.
Access.   The Company has agreed to afford Parent and its representatives reasonable access during normal business hours, on reasonable advance written notice, to the properties, books, records and personnel of the Company, in each case, subject to customary exceptions and limitations. Notwithstanding anything to the contrary in the Merger Agreement, the Company will not be required to prepare any reports, analyses, appraisals, opinions or other information.
Section 16(b) Exemption.   The Company has agreed to take all actions reasonably necessary to cause the dispositions of equity securities of the Company (including “derivative securities” (as defined in Rule 16a-1(c) under the Exchange Act)) in connection with the transactions contemplated by the Merger Agreement by any director or executive officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Directors’ and Officers’ Indemnification and Insurance.   The Merger Agreement provides for certain indemnification, expense advancement and exculpation rights in favor of the Company’s current or former directors and officers (and any person who becomes a director or officer of the Company) and any individual serving or who served as a director, officer, member, manager, partner, trustee or fiduciary of any corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the Company’s request, in each case prior to the Effective Time, who we refer to as “Indemnified Persons”. In addition, for six years following the Effective Time, the organization documents of the Surviving Corporation will contain provisions with respect to indemnification, expense advancement, and exculpation that are no less favorable to the Indemnified Persons than the indemnification, expense advancement, and exculpation provisions contained in the organizational documents of the Company as of the date of the Merger Agreement.
The Merger Agreement also provides that, for six years following the Effective Time, Parent will, and will cause the Surviving Corporation to, maintain in effect for the benefit of the directors and officers of the Company, as of the date of the Merger Agreement and as of the Effective Time, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event providing coverage, terms, conditions, retentions, limits of liability, deductibles and amounts not less favorable to the insured persons than the policies of the Company in effect as of the date of the Merger Agreement. However, the Surviving Corporation will not be required to pay an annual premium for the D&O Insurance in excess of 300% of the last annual premium paid prior to the date of the Merger Agreement, but in such case shall purchase coverage as favorable to the insured persons as is available for such amount as long as such substitution does not result in gaps or lapses of coverage with respect to matters occurring at or prior to the Effective Time.

Employee Matters.   A “change of control” will occur as of the Acceptance Time pursuant to the terms of the Company’s employment agreements and employee benefit plans, and, pursuant to the Merger Agreement, Parent will or will cause the Surviving Corporation to assume and honor such agreements and plans in accordance with their terms as in effect immediately prior to the date of the Merger Agreement; provided that Parent and its subsidiaries (including the Surviving Corporation) are not prohibited from amending or terminating any such agreements or plans in accordance with their terms or if otherwise required by applicable law.
Pursuant to the Merger Agreement, for a period commencing at the Effective Time and ending on the date that is 12 months following the Effective Time (or upon an earlier termination of employment), the Surviving Corporation is required to provide to each employee of the Company who, as of the Effective Time, continues employment with the Company (each, a “Continuing Employee”) (i) an annual base salary or wage rate, as applicable, and an annual target cash bonus opportunity that are, taken as a whole, no less favorable in the aggregate to the annual base salary or wage rate, as applicable, and annual target cash bonus opportunity as in effect immediately prior to the Effective Time, and (ii) other compensation and benefits that are, taken as a whole, no less favorable in the aggregate to either (x) the other compensation and benefits offered by the Company to such Continuing Employee immediately prior to the Effective Time, or (y) those provided to similarly situated employees or Parent or its affiliates (excluding severance, defined benefit pension, post-retirement medical, nonqualified deferred, equity or equity-based (including with respect to the Company ESPP), long-term incentive, retention, change in control and other special or non-recurring compensation or benefits).
Pursuant to the Merger Agreement, for a period commencing at the Effective Time and ending on the date that is 18 months following the Effective Time (or upon an earlier termination of employment), the Surviving Corporation is required to provide to each Continuing Employee severance benefits that are no less favorable than the severance benefits provided to such Continuing Employee immediately prior to the Effective Time under the Company’s applicable employment agreements and employee benefit plans.
To the extent that an employee benefit plan or other compensation or severance arrangement of Parent, the Surviving Corporation or any of their respective subsidiaries (the “New Plans”) is made available to any Continuing Employee on or following the Effective Time, Parent is required to cause to be granted to such Continuing Employee credit for all service with the Company prior to the Effective Time for purposes of eligibility to participate and vesting (but such service credit shall not be provided for purposes of benefit accrual, except under Parent’s or the Surviving Corporation’s vacation policy) under the terms of such New Plans; provided, however, that such service need not be credited to the extent that it would result in duplication of coverage or benefits or apply to entitlement to participate in or receive benefits with respect to any pension plan or retiree medical program or other retiree welfare benefit programs. Parent is also required to use commercially reasonable efforts to (x) ensure that each Continuing Employee is immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under any such New Plan replaces coverage under a comparable Company employee benefit plan in which such Continuing Employee participates immediately before the Effective Time (such plans, collectively, the “Old Plans”), (y) for purposes of each New Plan providing medical, dental, pharmaceutical, vision or disability benefits to any Continuing Employee, waive all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan for such Continuing Employee and his or her covered dependents to the extent they did not apply to the Continuing Employee under the corresponding Old Plan and any eligible expenses incurred by such Continuing Employee and his or her covered dependents during any unfinished portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins shall be given full credit under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan to the extent that such amounts were recognized prior to the Effective Time under the corresponding Old Plan, in each case, to the extent Parent receives the information reasonably necessary to implement such actions, and (z) credit the accounts of such Continuing Employees under any New Plan that is a flexible spending plan with any unused balance in the account of such Continuing Employee under the applicable Old Plan solely to the extent the Continuing Employee commences participation in the New Plan in the same plan year.

If Parent provides written notice to the Company at least ten business days prior to the Effective Time, the Company shall use commercially reasonable efforts to adopt resolutions to authorize (i) the Company’s withdrawal from participation in a professional employer organization or co-employer organization (“PEO”)-sponsored plan intended to be qualified under Section 401(a) of the Code in which the Company is a participating employer (the “PEO 401(k) Plan”), (ii) the Company’s adoption of a Company-sponsored single employer retirement plan intended to be qualified under Section 401(a) of the Code (the “Spinoff 401(k) Plan”), (iii) the Spinoff 401(k) Plan’s acceptance from the PEO 401(k) Plan of all assets and liabilities attributable to Company participants in the PEO 401(k) Plan, and (iv) the termination of the Spinoff 401(k) Plan, all of which shall be effective not later than the day immediately preceding the day on which the Effective Time occurs (the “401(k) Termination Date”), but contingent upon the Effective Time. If participation in the PEO 401(k) Plan and sponsorship of the Spinoff 401(k) Plan are terminated, then as of the Closing Date, Parent shall use commercially reasonable efforts to permit (A) all Continuing Employees who were eligible to participate in the PEO 401(k) Plan or the Spinoff 401(k) Plan, as applicable, immediately prior to the 401(k) Termination Date to participate in Parent’s retirement plan intended to be qualified under Section 401(a) of the Code (the “Parent 401(k) Plan”) and (B) each such Continuing Employee to elect to directly transfer his or her account balance (and any related promissory notes evidencing loans) when distributed from the terminated Spinoff 401(k) Plan to the Parent 401(k) Plan.
Stockholder Litigation.   The Company has agreed to promptly (and in any event within two business days) advise Parent of, and keep Parent reasonably informed about, any legal proceeding against the Company or any of its directors or officers (in their capacity as such) by any Company stockholders (on their own behalf or on behalf of the Company) relating to the Merger Agreement or the transactions contemplated by it. Subject to execution of a customary joint defense agreement, and except if the Company Board (or a duly authorized committee thereof) has made a Company Board Recommendation Change, the Company has agreed to give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with such legal proceedings and the opportunity to consult with the Company regarding, or participate in, but not control, the defense of any such legal proceeding. The Company may not agree to any such compromise or settlement, or file any supplemental disclosures to moot or otherwise address the claims in any legal proceeding, without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).
Delisting.   The parties have agreed to reasonably cooperate to take all actions necessary to delist the Shares from Nasdaq and terminate its registration under the Exchange Act, effective following the Effective Time.
14d-10 Matters.   The Company has agreed that, prior to the Acceptance Time, the compensation committee of the Company Board will have taken all steps as may be necessary to (a) approve as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act, any agreement, plan, program, arrangement or understanding entered into or established by the Company with or on behalf of its officers, directors or employees, in each case, at or prior to the Expiration Time, including any amendment or modification thereto, and (b) satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to such agreement, plan, program, arrangement or understanding.
Conditions to the Merger.   Pursuant to the Merger Agreement, the respective obligations of the Company, Parent and Merger Sub to effect the Merger are subject to the satisfaction or waiver (where permissible under applicable law) of the following conditions at or prior to the Effective Time:
•
Merger Sub will have irrevocably accepted for payment all of the Shares validly tendered and not validly withdrawn pursuant to the Offer and Merger Sub will have consummated the Offer;

•
No governmental authority of competent and applicable jurisdiction will have enacted, issued or promulgated any law or issued or granted any order that is in effect as of immediately prior to the Effective Time and has the effect of (a) making the Merger illegal or (b) prohibiting or otherwise preventing the consummation of the Merger.

Termination.   The Merger Agreement may be terminated and the transactions contemplated thereby may be abandoned at any time prior to the Acceptance Time:

(a)
by mutual written agreement of Parent and the Company;

(b)
by either Parent or the Company:

(i)
if (A) the Offer has not been consummated on or before June 11, 2024 (as such date may be extended pursuant to the immediately succeeding proviso or by the mutual written consent of the parties, the “Termination Date”) for any reason; provided that if, on such date, the Antitrust Condition has not been fulfilled but all other conditions to the Offer either have been fulfilled or are then capable of being fulfilled, then the Termination Date will be automatically extended up to two times, each time for a period of three months (unless the parties mutually agree to an earlier extended Termination Date); or (B) the Offer has expired and has not been extended in accordance with applicable provisions of the Merger Agreement without acceptance for payment of the Shares tendered in the Offer within the time period specified in the Merger Agreement; provided that the right to terminate the Merger Agreement pursuant to either clause (A) or (B) will not be available to any party whose breach of its obligations under the Merger Agreement has been a principal cause of the failure of the Acceptance Time to occur on or before the date of such termination (we refer to a termination described in clause (A) as an “Termination Date Termination” and a termination described in clause (B) as an “Expired Offer Termination”);

(ii)
if any court of competent jurisdiction or any other governmental authority of competent jurisdiction has issued any order, or any law is in effect that was enacted, promulgated or deemed applicable to the Merger by any governmental authority of competent jurisdiction, in each case permanently restraining, enjoining, preventing or otherwise prohibiting or making illegal (A) prior to the Acceptance Time, the consummation of the Offer, or (B) prior to the Effective Time, the consummation of the Merger, and, in each case, such order or law has become final and non-appealable; provided, that the right to so terminate the Merger Agreement will be available only if the party seeking to terminate the Merger Agreement has fully complied with its obligations under the Merger Agreement described “— Reasonable Best Efforts” and “— Antitrust Filings” above prior to asserting the right to so terminate the Merger Agreement (we refer to a termination as described in this clause (ii) as a “Legal Restraint Termination”);

(c)
by the Company, in the event that:

(i)
(A) the Company is not in breach of the Merger Agreement such that Parent has the right (or would have the right following notice and an opportunity to cure, if applicable) to terminate the Merger Agreement pursuant to a Company Breach Termination (as defined below), (B) Parent or Merger Sub has breached or otherwise failed to perform any of their respective covenants or agreements, or other obligations under the Merger Agreement, or any of the representations and warranties of Parent and Merger Sub set forth in the Merger Agreement has become or been inaccurate, which breach, failure to perform or inaccuracy, individually or in the aggregate with other such breaches, failures to perform or inaccuracies, would reasonably be expected to prevent, materially impede or materially delay the ability of Parent or Merger Sub to consummate the transactions contemplated by the Merger Agreement (including the Offer and the Merger) and (C) such breach, failure to perform or inaccuracy of Parent or Merger Sub is not capable of being cured by the Termination Date or is not cured within 30 days following the Company’s delivery of written notice to Parent of such breach, failure to perform or inaccuracy (we refer to a termination as described in this clause (i) as a “Parent Breach Termination”); or

(ii)
(A) the Company Board (or a duly authorized committee thereof) has determined to terminate the Merger Agreement in accordance with the terms described in the subsection “— Company Board Recommendation” above in order to enter into a definitive agreement with respect to a Superior Proposal and (B) the Company pays Parent the Company Termination Fee (we refer to a termination as described in this clause (ii) as a “Superior Offer Termination”); or

(iii)
Merger Sub has failed to commence or extend the Offer when required to do so in accordance with the terms of the Merger Agreement within three business days of the applicable time specified therein.

(d)
by Parent, in the event that:

(i)
(A) Parent and Merger Sub are not in breach of the Merger Agreement such that the Company has the right (or would have the right following notice and an opportunity to cure, if applicable) to terminate the Merger Agreement pursuant to the above paragraph (c), (B) the Company has breached or failed to perform any of its covenants or agreements or other obligations under the Merger Agreement that would give rise to the failure of the applicable Offer Condition to be satisfied if such breach or failure to perform were continuing as of immediately prior to the Expiration Time, or any of the representations and warranties of the Company set forth in the Merger Agreement has been or becomes inaccurate such that the applicable Offer Condition would not be satisfied if such inaccuracy were continuing as of immediately prior to the Expiration Time and (C) such breach, failure to perform or inaccuracy of the Company is not capable of being cured by the Termination Date or is not cured within 30 days following Parent’s delivery of written notice to the Company of such breach, failure to perform or inaccuracy (we refer to a termination as described in this clause (i) as a “Company Breach Termination”); or

(ii)
a Company Board Recommendation Change has occurred (the “Change in Recommendation Termination”).

Effect of Termination.   If the Merger Agreement is properly and validly terminated, the Merger Agreement will be of no further force or effect (other than the confidentiality and certain other specified provisions therein) and, subject to the payment of the Company Termination Fee or the Parent Termination Fee (each as defined below), if applicable, there will be no liability of any party or parties to the Merger Agreement or their respective directors, officers, employees, affiliates, agents or other representatives; provided that no party will be relieved from any liability or damage resulting from any fraud or Willful Breach (as defined below) of the Merger Agreement that occurs prior to such termination.
“Willful Breach” means a material breach of the Merger Agreement that is the consequence of an act or omission by the breaching party with the actual knowledge that the taking of such act or failure to take such action could reasonably cause or constitute a material breach of the Merger Agreement.
Termination Fees.   The Company has agreed to pay Parent a termination fee of $27,230,000 (which we refer to as the “Company Termination Fee”) in the event that:
(a)
(i) the Merger Agreement is terminated by Parent or the Company pursuant to a Termination Date Termination and the Minimum Condition has not been satisfied prior to such termination (provided that the Antitrust Condition and the No Injunction Condition (solely to the extent relating to any antitrust law)) or by Parent pursuant to a Company Breach Termination; (ii) following the execution and delivery of the Merger Agreement and prior to such termination, an Acquisition Proposal has been publicly announced or has become publicly disclosed and not publicly withdrawn or otherwise publicly abandoned without qualification at least two business days prior to the Expiration Time (in the case of a Termination Date Termination) or prior to the time of such termination (in the case of a Company Breach Termination); (iii) within twelve months following such termination of the Merger Agreement, the Company enters into a definitive agreement with any third party with respect to an Acquisition Proposal that is later consummated or consummates an Acquisition Transaction, in which case the Company Termination Fee will be payable substantially concurrently with the consummation of the Acquisition Transaction (except that for purposes of the foregoing clause (iii), all references to percentages in the definition of “Acquisition Transaction” described above under “— No Solicitation” will be deemed to be references to “50%”);

(b)
the Merger Agreement is terminated by the Company pursuant to a Superior Offer Termination, in which case the Company Termination Fee is payable concurrently with or prior to (and as a condition of) such termination; or

(c)
the Merger Agreement is terminated by Parent pursuant to a Change in Recommendation Termination, in which case the Company Termination Fee is payable within two business days after such termination.

Parent has agreed to pay the Company a termination fee of $47,640,000 (which we refer to as the “Parent Termination Fee”) in the event that the Merger Agreement is terminated by Parent or the Company pursuant to a Termination Date Termination or a Legal Restraint Termination (solely to the extent relating to any antitrust law) and all of the Offer Conditions have been satisfied or waived by Parent and Merger Sub other than the Antitrust Condition or the No Injunction Condition (solely to the extent relating to any antitrust law).
In no event will the Company be required to pay the Company Termination Fee or Parent be required to pay the Parent Termination Fee on more than one occasion. The payment by the Company of the Company Termination Fee or by Parent of the Parent Termination Fee (and interest payments and expenses in respect of any overdue payment, if applicable) in circumstances where such fee is payable under the Merger Agreement will be the sole and exclusive remedy of the other party and its affiliates, direct or indirect stockholders, partners, managers or other equity or security holders (each a “Related Party”) and neither such party of any of its Related Parties or any other person will be entitled to bring or maintain, and the party paying the applicable termination fee and its Related Parties will not have any liability for or with respect to, any legal proceeding arising out of the Merger Agreement or any of the transactions contemplated thereby or any loss suffered as a result of the failure of the Offer, the Merger or any other transactions contemplated by the Merger Agreement to be consummated (except that such payment by the Company of the Company Termination Fee or by Parent of the Parent Termination Fee will not relieve either party from liability for fraud or Willful Breach).
Remedies.   Parent, Merger Sub and the Company have agreed that irreparable damage would occur in the event that any provision of the Merger Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties have acknowledged and agreed that in the event of any breach or threatened breach by the Company, on the one hand, or Parent or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in the Merger Agreement, the Company, on the one hand, and Parent and Merger Sub, on the other hand, will be entitled (without proof of actual damages or otherwise or posting or securing any bond or other security), in addition to any other remedy to which they are entitled under law or equity, to an injunction or injunctions to prevent or restrain breaches of the Merger Agreement by the other (as applicable), and to specifically enforce the terms and provisions of the Merger Agreement to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under the Merger Agreement. The Company, on the one hand, and Parent and Merger Sub, on the other hand, have agreed not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of the Merger Agreement by such party (or parties), and to specifically enforce the terms and provisions of the Merger Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party (or parties) under the Merger Agreement.
Fees and Expenses.   Except in limited circumstances expressly specified in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party or parties, as applicable, incurring such expenses whether or not the Offer and the Merger are consummated.
Governing Law.   The Merger Agreement is governed by and will be construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.
Other Agreements
Support Agreements
Concurrently with entering into the Merger Agreement, Parent entered into tender and support agreements (“Support Agreements”) with certain stockholders of the Company (each a “Supporting

Stockholder”), which provide, among other things, that, no later than ten business days after the commencement of the Offer, each Supporting Stockholder will tender into the Offer, and not withdraw, all outstanding Shares such Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) as of the date of the respective Support Agreement and that such Supporting Stockholder will tender into the Offer, and not withdraw, any additional outstanding Shares such Supporting Stockholder acquires after the date of the Support Agreements on or before the earlier of (i) four business days after such acquisition, and (ii) one business day prior to the expiration of the Offer.
Under the terms of the Support Agreements, the Supporting Stockholders have agreed to vote their Shares in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement at a special meeting, if there is one, including any proposal to postpone such meeting to a later date if there are not sufficient votes at the time of such meeting to adopt the Merger Agreement or approve any of the transactions contemplated thereby; against any action, proposal, transaction or agreement (including any amendment, waiver, release from or non-enforcement of any agreement) that would reasonably be expected to result in any of the conditions to the Offer or the conditions to the Merger under the Merger Agreement not being fulfilled before the Termination Date or result in a breach of any covenant, representation, warranty or other obligation or agreement of the Supporting Stockholders under the Support Agreements or the Company under the Merger Agreement; against any Acquisition Proposal or any action, agreement, transaction or other matter that is intended to (to the actual knowledge of the Supporting Stockholder), or would reasonably be expected to, impede, interfere with, delay, postpone, prevent, discourage or materially and adversely affect the consummation of the Merger and all other Transactions contemplated by the Merger Agreement; and against any change in or to the Company Board that is not recommended or approved by the Company Board, or any change in or to the present capitalization, corporate structure, certificate of incorporation or bylaws of the Company that is not consented to by Parent. The Supporting Stockholders also agreed, subject to certain exceptions, not to transfer (or enter into any agreement to transfer) any of their Shares or tender any of their Shares in response to or otherwise in connection with any tender or exchange offer other than the Offer.
Until the earlier of the termination of the applicable Support Agreement and the Effective Time, each Supporting Stockholder has agreed to not, and to cause its directors and officers not to, and to use reasonable best efforts to cause its and their other representatives not to, directly or indirectly, (i) solicit, initiate, or knowingly facilitate or knowingly encourage any inquiry, proposal, or offer that constitutes or would reasonably be expected to lead to, an Acquisition Proposal; (ii) furnish to any Person any information relating to the Company, or afford to any Person access to the business, properties, assets, books, records or other information, or to any personnel of the Company, in any such case with the intent to facilitate the making, submission or announcement of any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal, (iii) participate or engage in any discussions or negotiations with any Person with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal or, as it applies to clauses (i) through (iii), approve, authorize, agree or publicly announce any intention to do any of the foregoing.
The Support Agreements terminate on the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement, (iii) the mutual written agreement of the parties to terminate the Support Agreement, (iv) the delivery of written notice of termination by the Supporting Stockholder to Parent and Merger Sub following any modification or amendment of the Merger Agreement (including any exhibits, annexes or schedules thereto, or any agreement contemplated thereby, including the CVR Agreement), without the prior written consent of the Supporting Stockholder, that, in each case, (x) results in a decrease in the amount or changes the form of consideration payable to the Supporting Stockholder pursuant to the terms of the Merger Agreement (including any exhibits or schedules thereto, such as the CVR Agreement) as in effect on the date thereof (other than a change in form from CVRs to cash where the price payable in cash is not less than the Milestone Payment (as defined below)) or (y) is otherwise adverse in any material respect to the Supporting Stockholder or (v) the expiration of the Offer without Merger Sub having accepted for payment the shares of common stock of the Company tendered in the Offer within the time specified in the Merger Agreement.
The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Support Agreement, which is filed as Exhibit (d)(2) to the Schedule TO and is incorporated herein by reference.

CVR Agreement
Each CVR represents a contractual contingent value right that entitles the holder thereof to receive a cash payment of up to $5.00 (the “Milestone Payment”), subject to applicable withholding taxes and without interest, upon the achievement of the milestones described below in accordance with the terms of a Contingent Value Rights Agreement to be entered into between Parent and a rights agent (the “Rights Agent”) mutually agreeable to Parent and the Company (the “CVR Agreement”).
Each CVR entitles the holder thereof to receive a cash payment of (i) $4.00, subject to applicable withholding taxes and without interest, if, and only if, the U.S. Food and Drug Administration (“FDA”) approves the Company’s candidate vaccine, IVX-A12, any vaccine incorporating IVX-A12, or any vaccine covered by the Company’s patent rights (each a “Product”) for use in the prevention of diseases or conditions caused by respiratory syncytial virus (RSV) and any disease or condition caused by human metapneumovirus (hMPV) or human parainfluenza virus 3, in an older adult population, regardless of whether such approved Product has FDA approval as a combination product for use in the prevention of additional other diseases or conditions prior to the sixth anniversary of the Effective Time (the “FDA Milestone” and such payment, the “FDA Milestone Payment”) and (ii) $1.00, subject to applicable withholding taxes and without interest, if, and only if, Parent, any of its permitted assignees, certain of its or their affiliates or licensees or any transferee, successor or assignee (collectively, the “Selling Entities”) of any of the rights of any of the foregoing to develop or commercialize a Product achieves $200 million cumulative net sales of all Products in the aggregate in the European Union, the United Kingdom and Canada prior to the seventh anniversary of the Effective Time (the “Net Sales Milestone” and, together with the FDA Milestone, the “Milestones” and such payment, the “Net Sales Milestone Payment” and, together with the FDA Milestone Payment, the “Milestone Payments”).
From the Effective Time until the earlier of the date on which the applicable Milestone has been achieved and either the six-year anniversary of the Effective Time, in the case of the FDA Milestone (the “FDA Milestone Outside Date”), or the seven-year anniversary of the Effective Time, in the case of the Net Sales Milestone (the “Net Sales Milestone Outside Date”), Parent will be required to, and to cause each other applicable Selling Entity to, act in good faith and use Commercially Reasonable Efforts to achieve the Milestones. “Commercially Reasonable Efforts” is defined as the level of efforts and resources that are consistent with the level of efforts and resources Parent and its affiliates would devote in obtaining, in a reasonably timely manner, FDA approval of a product which is at a similar stage in development and has a similar market potential as a Product (“Relevant Product”), taking into account all scientific, commercial and other relevant factors that Parent, exercising good faith, would normally take into account with Relevant Products that it owns or has in-licensed, including patent coverage, expiration and term extension, regulatory and other exclusivity, manufacturing and supply chain, product profile, safety and efficacy, actual and anticipated product labeling, the competitiveness of alternative products in the marketplace or under development, actual and anticipated market conditions, geographic market, the regulatory structure involved, the regulatory environment, the availability of coverage and reimbursement and the expected profitability and profit potential of the applicable product, including actual and expected development costs and time lines, cost of goods and all other costs associated with the applicable product and time lines associated with commercial entry; provided that, notwithstanding the foregoing, such level of efforts and resources shall be determined without taking into account the applicable Milestone Payment payable in accordance with, and subject to, the CVR Agreement.
If the FDA Approval Milestone is achieved on or prior to the six-year anniversary of the Effective Time, or if the Net Sales Milestone is achieved on or prior to seven-year anniversary of the Effective Time, then as soon as reasonably practicable (and in any event no later than 30 days) after the date on which the applicable Milestone is achieved, Parent shall deliver to the Rights Agent written notice indicating that the applicable Milestone has been achieved and instructing the Rights Agent to solicit tax forms or other information required to make tax deductions or withholdings and no later than the date of such notice, Parent shall deliver to the Rights Agent cash, by wire transfer of immediately available funds to an account specified by the Rights Agent, equal to the aggregate amount necessary to pay the applicable Milestone Payment Amount to all holders of the CVRs, other than Equity Award Holders, in which case payment will be made through payroll or accounts payable systems, subject to any applicable withholding taxes, as soon as reasonably practicable after the date of the payment of the applicable Milestone, but no later than the first payroll date that is not less than seven business days after the date of the applicable written notice to the Rights Agent and in all events no later than 75 days following the date on which the applicable Milestone was achieved.
If Parent does not achieve the Net Sales Milestone on or prior to the seven-year anniversary of the Effective Time, upon the written request of holders of at least 40% of the outstanding CVRs, Parent shall provide a written report, certified by the chief financial officer of Parent, setting forth with reasonable detail the cumulative net sales of all Products sold by the Selling Entities in the European Union, the United Kingdom and Canada for the period from the Effective Time until the seven-year anniversary of the Effective Time, on a Product-by-Product and country-by-country basis. Upon the written request of holders of at least 40% of the outstanding CVRs provided to Parent within 45 days after delivery of such report, Parent shall permit, and will cause its affiliates to permit, a mutually agreed independent accountant to have access, subject to certain limitations to the records of Parent or its affiliates as may be necessary and are requested by the independent accountant to verify the accuracy of such report and the figures underlying the calculations set forth therein. The independent accountant shall disclose to the requesting holders its determination as to whether the Net Sales Milestone was achieved and such additional information directly related to its findings. The fees charged by such independent accountant shall be paid by the holders of the CVR, pro rata according to the number of CVRs held by each holder.
The CVRs will not be transferable except (i) upon death of a holder by will or intestacy; (ii) by instrument to an inter vivos or testamentary trust in which the CVRs are passed to beneficiaries upon death; (iii) pursuant to a court order (including in connection with a bankruptcy or liquidation); (iv) by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (v) in the case of CVRs held in book-entry or similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, to the extent allowable by DTC. In addition, CVRs may be abandoned by the holder by transfer to Parent without consideration, and such CVRs will be extinguished.
The rights to payment described above are solely contractual rights governed by the terms and conditions of the CVR Agreement. The CVRs will not be evidenced by a certificate or other instrument, will not have any voting or dividend rights and will not represent any equity or ownership interest in Parent, Merger Sub, or the Company. The CVRs will not be registered or listed for trading. No interest will accrue or be payable in respect of any of the amounts that may become payable on the CVRs. There can be no assurance that either Milestone will be achieved or that any Milestone Payments will be made.
The Rights Agent will keep a register for the purpose of (i) identifying the holders of CVRs and (ii) registering CVRs and permitted transfers thereof. The register will initially show one position for Cede & Co. representing all the Shares held by DTC on behalf of the street holders of the Shares as of immediately prior to the Effective Time. The Rights Agent will have no responsibility whatsoever directly to the street name holders with respect to transfers of CVRs unless and until such CVRs are transferred into the name of such street name holders in accordance with the terms of the CVR Agreement. Parent will furnish or cause to be furnished to the Rights Agent (a) the names and addresses of the holders of Shares within 30 business days after the Effective Time, in such form as Parent receives from the Company’s transfer agent and (b) in the case of holders of Equity Award Holders, the name and address of such holders as set forth in the books and records of the Company at the Effective Time and in accordance with the terms of the Merger Agreement.
Except in certain limited circumstances, Parent may not, without the consent of holders of at least 40% of the outstanding CVRs, amend the terms of the CVR Agreement in a manner that would be adverse to the interest of the holders of CVRs.
Only the holders of at least 40% of the outstanding CVRs and the Rights Agent will have the right, on behalf of all holders of CVRs to institute any action or proceeding with respect to the CVR Agreement. No individual holder of CVRs or other group of holders of CVRs will be entitled to exercise such rights.
The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the CVR Agreement, which is filed as Exhibit (d)(2) of the Schedule TO and is incorporated herein by reference.

Confidentiality Agreement
An affiliate of Parent, AstraZeneca UK Limited, and the Company entered into a mutual confidentiality agreement, dated July 21, 2022 (the “Initial NDA”), and the Transaction NDA, dated August 22, 2023, as amended on November 14, 2023 and further amended on November 26, 2023 (together with the Initial NDA, the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, the parties agreed that, subject to certain exceptions, including the ability to make disclosures required by applicable law, any non-public information each may make available to the other and their respective representatives will not be disclosed or used for any purpose other than in connection with evaluating or pursuing a business relationship between the parties related to the Company’s VLP technology platform, respiratory syncytial virus (RSV)/ human metapneumovirus (hMPV) and RSV programs known as IVX-A12 and IVX-121. The Confidentiality Agreement, as a result of the November 14, 2023 amendment, included a standstill provision for the benefit of the Company, but is no longer in effect following the execution of the Merger Agreement.
The foregoing description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibits (d)(4), (d)(5), (d)(6) and (d)(7) of the Schedule TO and is incorporated herein by reference.
12.
Purpose of the Offer; Plans for the Company

Purpose of the Offer
The purpose of the Offer is for Parent, through Merger Sub, to acquire control of, and the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, Merger Sub intends to complete the Merger as soon as practicable thereafter.
The Company Board has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, and declared it advisable for the Company to enter into the Merger Agreement, (ii) approved and declared advisable the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement on the terms and subject to the conditions contained therein and (iii) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the holders of the Shares accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.
If the Offer is consummated, we are not required to and will not seek the approval of the Company’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following the consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of such corporation that would otherwise be required to approve a merger for such corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without a vote of the other stockholders of such corporation. Accordingly, if we consummate the Offer, we are required pursuant to the Merger Agreement to complete the Merger without a vote of the Company stockholders in accordance with Section 251(h) of the DGCL.
Plans for the Company
At the Effective Time, (a) by virtue of the Merger, the certificate of incorporation of the Company will be amended and restated in its entirety to read as set forth on Annex C to the Merger Agreement and (b) the Company, Parent and Merger Sub will take all necessary action so that the bylaws of the Company will be amended and restated in their entirety to be in the form of the bylaws of Merger Sub as in effect immediately prior to the Effective Time (except that references to the name of Merger Sub will be replaced by references to the name of the Surviving Corporation). For six years following the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation will contain provisions with respect to indemnification, expense advancement, and exculpation that are no less favorable to the Indemnified Persons than the indemnification, expense advancement, and exculpation provisions contained in the certificate of incorporation and bylaws of the Company as of December 11, 2023.
Following the Merger, we intend to cause the Shares to be delisted from Nasdaq and deregistered under the Exchange Act.
Parent and Merger Sub are conducting a detailed review of the Company and its assets, corporate structure, capitalization, indebtedness, operations, properties, policies, management and personnel, and will consider which changes would be desirable in light of the circumstances that exist upon completion of the Offer and the Merger. Parent and Merger Sub will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of the Company’s business, operations, capitalization, indebtedness and management. Possible changes could include changes in the Company’s business, corporate structure, certificate of incorporation, bylaws, capitalization and management or changes to the Company Board. Plans may change based on further analysis and Parent, Merger Sub and, after completion of the Offer and the Merger, the reconstituted Company Board, reserve the right to change their plans and intentions at any time, as deemed appropriate.
Except as disclosed in this Offer to Purchase, Parent and Merger Sub do not have any present plan or proposal that would result in the acquisition by any person of additional securities of the Company, the disposition of securities of the Company, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or the purchase, sale or transfer of a material amount of assets of the Company.
To the best knowledge of Parent and Merger Sub, except for certain pre-existing agreements described in the Schedule 14D-9, no material employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and Parent, Merger Sub or the Company, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.
13.
Certain Effects of the Offer

Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Promptly after the consummation of the Offer, and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we and the Company will consummate the Merger as soon as practicable following the Acceptance Time pursuant to Section 251(h) of the DGCL. Immediately following the Merger, all of the outstanding shares of the Company’s common stock will be held by Parent.
Margin Regulations.   The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit based on the use of Shares as collateral. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.
Market for the Shares.   If the Offer is successful, there will be no market for the Shares because Merger Sub intends to consummate the Merger as soon as practicable and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement.
Nasdaq Listing.   If the Offer is consummated, Merger Sub will complete the Merger on the day following the Acceptance Time, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement. As a result, the Shares will no longer meet the requirements for continued listing on

Nasdaq because there will only be a single holder of the Shares, which will be Parent. We intend to cause the delisting of the Shares from Nasdaq as soon after completion of the Merger as the requirements for such delisting are satisfied.
Exchange Act Registration.   The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on Nasdaq. We intend to cause the delisting of the Shares from Nasdaq and the termination of the registration of the Shares under the Exchange Act as soon after completion of the Merger as the requirements for such delisting and termination of registration are satisfied.
14.
Dividends and Distributions

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, the Company will not declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of its capital stock.
15.
Conditions of the Offer

For purposes of this Section 15, capitalized terms used in this Section 15 and defined in the Merger Agreement have the meanings set forth in the Merger Agreement, a copy of which is filed as Exhibit (d)(1) of the Schedule TO and is incorporated herein by reference. The obligation of Merger Sub to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction (or waiver by Parent or Merger Sub as described below) of the conditions below as of immediately prior to the Expiration Time.
Merger Sub is not required to accept for payment or, subject to any applicable rules and regulations of the SEC (including Rule 14e-l(c) promulgated under the Exchange Act relating to the obligation of Merger Sub to pay for or return tendered Company Shares promptly after termination or withdrawal of the Offer) pay for any Shares that are validly tendered pursuant to the Offer and not validly withdrawn prior to the expiration of the Offer, and may extend, terminate or amend the Offer, in each case, only to the extent provided by the Merger Agreement, in the event that, as of immediately prior to the Expiration Time, the following conditions to the offer have not been satisfied or waived by Parent or Merger Sub (to the extent such waiver is permitted by applicable Law):
•
the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) (and any extension thereof) applicable to the transactions contemplated by the Merger Agreement, including any voluntary agreements with a governmental authority not to consummate the Offer or the Merger for any period of time;

•
there having been validly tendered and not validly withdrawn in accordance with the terms of the Offer, and “received” by the “depository” for the Offer (as such terms are defined in Section 251(h) of the DGCL), a number of Shares that, together with the other Shares then owned by Parent, Merger Sub or any of their direct or indirect wholly owned subsidiaries (excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository” for the Offer (as such terms are defined in Section 251(h) of the DGCL)) represent at least one more Share than 50% of the total number of outstanding Shares as of immediately prior to the Expiration Time;

•
no governmental authority of competent and applicable jurisdiction having (A) enacted, issued or promulgated any law that is in effect as of immediately prior to the Expiration Time and has the effect of making the Offer, the acquisition of Shares by Parent or Merger Sub, or the Merger illegal or having the effect of prohibiting or otherwise preventing the consummation of the Offer, the acquisition of Shares by Parent or Merger Sub, or the Merger, or (B) issued or granted any order that is in effect as of immediately prior to the expiration of the Offer and has the effect of making the Offer or the Merger illegal or that has the effect of prohibiting or otherwise preventing the consummation of the Merger;

•
the representations and warranties of the Company contained in the first sentence of Section 4.8 of the Merger Agreement and the first sentence of Section 4.1(c) of the Merger Agreement shall have been true and correct in all respects as of the date of the Merger Agreement and as of immediately prior to the Expiration Time as though made at and as of such time;

•
the representations and warranties of the Company contained in Section 4.2(a) and 4.2(b) of the Merger Agreement shall have been true and correct in all respects (except for any inaccuracies that individually or in the aggregate are de minimis) as of the date of the Merger Agreement and as of immediately prior to the Expiration Time as though made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date);

•
the representations and warranties of the Company contained in Section 4.1 (other than the first sentence of Section 4.1(c)), Section 4.2 (other than Section 4.2(a) and 4.2(b)), Section 4.3, Section 4.4 and Section 4.10 of the Merger Agreement shall have been true and correct in all material respects (without giving effect to any qualification as to “materiality” or Company Material Adverse Effect qualifiers or similar limitations set forth therein) as of the date of the Merger Agreement and as of the Expiration Time as though made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date);

•
all other representations and warranties of the Company contained in Article IV of the Merger Agreement shall have been true and correct in all respects (without giving effect to any qualification as to “materiality” or Company Material Adverse Effect qualifiers or similar limitations set forth therein) as of the date of the Merger Agreement and as of immediately prior to the Expiration Time as though made at and as of such time (except to the extent expressly made as of an earlier date, in which case, at and as of such earlier date), except where the failure to be so true and correct would not, individually or in the aggregate, have a Company Material Adverse Effect;

•
the Company must have complied with and performed in all material respects all agreements and covenants to be complied with, or performed, by the Company under the Merger Agreement at or prior to the Expiration Time, except for any failure to comply with or perform which has been cured at or prior to the Expiration Time;

•
since the date of the Merger Agreement, there not having been any Company Material Adverse Effect;

•
Parent must have received a certificate from the Company, signed on behalf of the Company by the Company’s Chief Executive Officer or Chief Financial Officer, certifying that the conditions set forth in the fourth through ninth bullets above have been duly satisfied as of immediately prior to the Expiration Time (the “Certificate Condition”); and

•
the Merger Agreement not having been terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions are for the sole benefit of Parent and Merger Sub and (except for the Minimum Condition and the Termination Condition) may be asserted by Parent or Merger Sub and may be waived by Parent or Merger Sub in whole or in part at any time and from time to time prior to the Acceptance Time in the sole discretion of Parent or Merger Sub, subject in each case to the terms of the Merger Agreement and the applicable rules and regulations of the SEC.
16.
Certain Legal Matters; Regulatory Approvals

General.   Except as described in this Section 16, based on our examination of publicly available information filed by the Company with the SEC, other publicly available information concerning the

Company and certain confidential information provided to us by the Company in connection with the negotiations for the transactions contemplated by the Merger Agreement, we are not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that would be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below in this Section 16, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our purchase of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except for takeover laws in jurisdictions other than Delaware as described below under “State Takeover Laws,” such approval or other action will be sought. However, except for observance of the waiting periods and the obtaining of the required approvals summarized under “Antitrust Compliance” below in this Section 16, we do not anticipate delaying the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or action, if needed, will be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business or that certain parts of the Company’s business might not have to be disposed of or held separate, any of which may give us the right to terminate the Offer at any Expiration Time without accepting for payment any Shares validly tendered (and not properly withdrawn) pursuant to the Offer. Our obligation under the Offer to accept for payment and pay for Shares is subject to the Offer Conditions, including, among other conditions, the Antitrust Condition. See Section 15 — “Conditions of the Offer.”
Antitrust Compliance
Compliance with the HSR Act. Under the HSR Act (including the rules and regulations that have been promulgated thereunder), certain transactions, including Merger Sub’s purchase of Shares pursuant to the Offer, may not be consummated until certain information and documentary material (the “HSR Notification Form”) has been furnished to the FTC and the Antitrust Division of the DOJ (the “Antitrust Division”) and expiration or termination of any waiting period under the HSR Act. Parent and the Company filed their respective HSR Notification Forms with the FTC and the Antitrust Division on December 18, 2023.
Under the HSR Act, Merger Sub’s purchase of the Shares pursuant to the Offer is subject to an initial waiting period that will expire at 11:59 p.m., Eastern time, on January 17, 2024, which is the date that is 30 days after such filing, except that if the waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. During the 30-day waiting period the FTC and the Antitrust Division can choose to shorten the waiting period by granting early termination or may extend the waiting period by issuing a Request for Additional Information or Documentary Material (a “Second Request”) to the parties. The agencies have, however, temporarily suspended granting early termination during the initial 30-day waiting period. Alternatively, to provide the FTC or the Antitrust Division with additional time to review the proposed acquisition, Parent, with the consent of the Company, may withdraw its HSR Notification Form prior to the expiration of the waiting period and refile, starting a new 30-day waiting period. If the FTC or the Antitrust Division issue Second Requests, the waiting period with respect to the Offer will be extended to 11:59 PM, Eastern time, on the 30th day after Merger Sub’s certification of substantial compliance with its Second Request. If the HSR Act waiting period expires or is terminated, completion of the Merger will not require an additional filing under the HSR Act so long as Parent owns 50% or more of the outstanding Shares within one year after the HSR Act waiting period applicable to the Transactions expired or was terminated.
The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions like the Offer and the Merger. At any time, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary or desirable in the public interest, including seeking (i) to enjoin the purchase of Shares pursuant to the Offer, (ii) to enjoin the Merger, (iii) to require Merger Sub (or, after completion of the Merger, Parent) to divest the Shares, or (iv) to require us or the Company to divest businesses or assets or seek other relief. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. At any time before or after the consummation of the Merger, notwithstanding the expiration or termination of the applicable waiting period under the HSR Act, any state or private party could seek to enjoin the consummation of the Merger or seek other structural or relief or damages.
Based upon an examination of publicly available information and other information relating to the businesses in which the Company is engaged, Parent does not believe that either the purchase of Shares by Merger Sub pursuant to the Offer or the consummation of the Merger should violate applicable antitrust laws. Nevertheless, Parent cannot be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 15 — “Conditions of the Offer.”
State Takeover Laws
The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Company Board approved the Merger Agreement and the transactions contemplated therein, and the restrictions on “business combinations” described in Section 203 of the DGCL are inapplicable to the Merger Agreement and the transactions contemplated by the Merger Agreement.
The Company has represented to us in the Merger Agreement that, assuming that the representations of Parent and Merger Sub set forth in the Merger Agreement are true, accurate and complete, the Company Board (or a duly authorized committee thereof) has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL are not applicable to the Merger Agreement, the CVR Agreement, the Tender and Support Agreements and the transactions contemplated thereby, and to the knowledge of the Company, no other state takeover statute or similar statute or regulation applies to or purports to apply to the Offer or the Merger or the other transactions contemplated by the Merger Agreement. Merger Sub reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase or any action taken in connection herewith is intended as a waiver of that right.
The Company conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Other than Section 203 of the DGCL (as to which, as described above, the Company has taken necessary action to render the restrictions on business combinations contained therein inapplicable to the Offer and the Merger), we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event that it is asserted that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that such laws are inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain documents or information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for purchase or pay for any Shares tendered in the Offer. See Section 15 — “Conditions of the Offer.”
Going Private Transactions
The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because: (i) we were not, at the time the Merger Agreement was executed, and are not, an affiliate of the Company for purposes of the Exchange Act; (ii) we anticipate that the Merger will be effected as soon as practicable after the consummation of the Offer (and in any event within one year following the consummation of the Offer); and (iii) in the Merger, stockholders will receive the same price per Share as the Offer Price.
Stockholder Approval Not Required
Section 251(h) of the DGCL generally provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the adoption of the merger agreement and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to consummate the Merger under Section 251(h) of the DGCL without submitting the adoption of the Merger Agreement to a vote of the Company stockholders. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Merger Sub and the Company will take all necessary action to cause the Merger to become effective as soon as practicable after the Acceptance Time (as defined in the Merger Agreement) without a vote of the Company stockholders, as provided in Section 251(h) of the DGCL.
17.
Appraisal Rights

No appraisal rights are available to the holders of Shares who tender such Shares in connection with the Offer. If the Offer and the Merger are consummated pursuant to Section 251(h) of the DGCL as contemplated by the Merger Agreement, the holders of Shares who: (i) did not tender their Shares pursuant to the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter lose their appraisal rights (by withdrawal, failure to perfect or otherwise), in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares in accordance with Section 262, together with interest thereon, if any, as determined by such court. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment.
In determining the “fair value” of any Shares, the Court of Chancery will take into account all relevant factors. Holders of Shares should recognize that “fair value” so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262. Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than the Offer Price.
Section 262 of the DGCL provides that, if a merger was approved pursuant to Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger or the surviving corporation within ten days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL or information directing the holders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. The Schedule 14D-9 constitutes the formal notice by the Company to its stockholders of appraisal rights in connection with the Merger under Section 262 of the DGCL.
As described more fully in the Schedule 14D-9, if a stockholder wishes to elect to exercise appraisal rights under Section 262 of the DGCL in connection with the Merger, such stockholder must do all of the following:

•
prior to the later of the consummation of the Offer and 20 days after the date of mailing of the Schedule 14D-9, deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•
not tender such stockholder’s Shares in the Offer; and

•
continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by any stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL will be included as Annex II to the Schedule 14D-9.
The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares, but, instead, on the terms and subject to the conditions to the Offer, you will receive the Offer Price for your Shares.
18.
Fees and Expenses

Merger Sub has retained Innisfree M&A Incorporated to be the Information Agent and Equiniti Trust Company, LLC, to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.
The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.
None of AstraZeneca, Parent or Merger Sub will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Merger Sub for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Merger Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Merger Sub.
19.
Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of holders of) Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, Merger Sub may, in its discretion, take such action as it may deem necessary to make the Offer comply with the laws of any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction in compliance with applicable laws. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Merger Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Merger Sub.
No person has been authorized to give any information or to make any representation on behalf of AstraZeneca, Parent or Merger Sub not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of AstraZeneca, Parent, Merger Sub, the Depositary or the Information Agent for the purposes of the Offer. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Parent, Merger Sub, the Company or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.
Merger Sub has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. If the Offer is completed, Merger Sub will file a final amendment to the Schedule TO reporting promptly the results of the Offer pursuant to Rule 14d-3 under the Exchange Act. In addition, the Company has filed or will file, pursuant to Rule 14d-9 under the Exchange Act, the Schedule 14D-9 with the SEC, together with exhibits, setting forth the recommendation of the Company Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth in Section 7 — “Certain Information Concerning the Company” above.
Isochrone Merger Sub Inc.
December 27, 2023

SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF ASTRAZENECA
The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of AstraZeneca are set forth below. If no business address is given, the director’s or executive officer’s business address is 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge CB2 0AA, United Kingdom. Directors of AstraZeneca are identified by an asterisk.
Name	Citizenship	Principal Occupation or Employment and 5-Year Employment History
Michel Demaré*	United Kingdom and Switzerland	Michel Demaré has served as Non-Executive Chairman of the Board of AstraZeneca from 2023 to present and Non-Executive Director from 2019 to 2023. He is also a Non-Executive Director of Vodafone Group Plc and Louis Dreyfus Int’l Holdings BV, Chairman of IMD Business School and Chairman of Nomoko AG, and previously served as Vice-Chairman of UBS Group AG from 2010 to 2019.
Pascal Soriot*	France and Australia	Pascal Soriot has served as Executive Director and Chief Executive Officer of AstraZeneca from 2012 to present.
Aradhana Sarin*	United States	Aradhana Sarin has served as Executive Director and Chief Financial Officer of AstraZeneca from 2021 to present and previously served as Alexion Pharmaceuticals, Inc.’s Chief Financial Officer from 2019 to 2021 and Chief Strategy and Business Officer from 2017 to 2019.
Philip Broadley*	United Kingdom	Philip Broadley has served as Senior Independent Non-Executive Director of AstraZeneca from 2021 to present, and Director of AstraZeneca from 2017 to 2021. He has also served as Chairman of Governors of Eastbourne College from 2017 to present, and until 2019 was a member of the Oxford University Audit Committee.
Euan Ashley*	United States	Euan Ashley has served as Non-Executive Director of AstraZeneca from 2020 to present and is the Associate Dean, Professor of Biomedical Data Science and Professor of Cardiovascular Medicine and Genetics at Stanford University, 300 Pasteur Dr., Stanford, CA 94305, where he has worked since 2010 in various roles.
Deborah DiSanzo*	United States	Deborah DiSanzo has served as Non-Executive Director of AstraZeneca from 2017 to present and has been President of Best Buy Health for Best Buy Co. Inc., 7601 Penn Ave S., Richfield, MN 55423, from 2020 to present. Prior to that, she was the General Manager of IBM Watson Health from 2015 to 2018.
Diana Layfield*	United Kingdom	Diana Layfield has served as Non-Executive Director of AstraZeneca from 2020 to present and also serves as General Manager, International Search at Google, 1-13 St Giles High St, London WC2H 8AG, United Kingdom, from 2022 to present, following other roles at Google prior to that, including Vice President, Next Billion Users at Google from 2016 to 2022.
Anna Manz*	United Kingdom	Anna Manz has served as Non-Executive Director of AstraZeneca from 2023 to present and has been Chief Financial Officer of the London Stock Exchange Group

Name	Citizenship	Principal Occupation or Employment and 5-Year Employment History
from 2020 to present. Prior to that, she was Executive Director and Chief Financial Officer of Johnson Matthey from 2016 to 2020. In 2024, she will join Nestle as Chief Financial Officer.
Sheri McCoy*	United States	Sheri McCoy has served as Non-Executive Director of AstraZeneca from 2017 to present and previously served as Chief Executive Officer and Director of Avon Products, Inc. from 2012 to 2018.
Tony Mok*	Canada	Tony Mok has served as Non-Executive Director of AstraZeneca from 2019 to present and is the Li Shu Fan Medical Foundation endowed Professor and Chairman of the Department of Clinical Oncology at the Chinese University of Hong Kong, Central Ave, Hong Kong, which he joined in 1996.
Nazneen Rahman*	United Kingdom	Nazneen Rahman has served as Non-Executive Director of AstraZeneca from 2017 to present, previously served as Head of Cancer Genetics at the Royal Marsden NHS Foundation Trust until 2018 and is the founder and Chief Executive Officer of YewMaker, Unit 3, Upp Hall Farm, Salmons Lane, Coggeshall, Colchester, United Kingdom, CO6 1RY, since 2020.
Andreas Rummelt*	Switzerland	Andreas Rummelt has served as Non-Executive Director of AstraZeneca from 2021 to present and has been the Chairman and Managing Partner of InterPharmaLink AG, Münchensteinerstrasse 41, 4052 Basel, Switzerland from 2011 to present.
Marcus Wallenberg*	Sweden	Marcus Wallenberg has served as Non-Executive Director of AstraZeneca from 1999 to present and is Chair of Skandinaviska Enskilda Banken AB, Kungsträdgårdsgatan 8, 106 40 Stockholm, Sweden, Saab AB and FAM AB.
Sharon Barr	United States	Sharon Barr has served as Executive Vice-President, BioPharmaceuticals R&D from 2023 to present. Prior to that, she was Senior Vice President, Head of Research and Product Development of Alexion, AstraZeneca Rare Disease from 2013.
Pam Cheng	United States	Pam Cheng has served as Executive Vice-President, Operations & Information Technology of AstraZeneca from 2015 to present and Chief Sustainability Officer from 2023 to present.
Ruud Dobber	United Kingdom	Ruud Dobber has served as Executive Vice-President, BioPharmaceuticals Business Unit of AstraZeneca from 2019 to present. Prior to that, he was Executive Vice-President, North America of AstraZeneca from 2016 to 2019.
Marc Dunoyer	France	Marc Dunoyer has served as Chief Executive Officer of Alexion, AstraZeneca Rare Disease, from 2021 to present and Chief Strategy Officer of AstraZeneca from 2021 to present. He previously served as an Executive Director and AstraZeneca’s Chief Financial Officer from 2013 to 2021.

Name	Citizenship	Principal Occupation or Employment and 5-Year Employment History
David Fredrickson	United States	David Fredrickson has served as Executive Vice-President, Oncology Business Unit of AstraZeneca since 2017.
Susan Galbraith	United Kingdom	Susan Galbraith has served as Executive Vice-President, Oncology R&D of AstraZeneca since 2021, previously serving in other roles at AstraZeneca after joining in 2010, including as Senior Vice-President and Head of Research and Early Development, Oncology R&D from 2018 to 2020.
Menelas Pangalos	United Kingdom	Menelas Pangalos has served as Executive Vice-President, BioPharmaceuticals R&D of AstraZeneca from 2019 to present, previously serving in other roles at AstraZeneca after joining in 2010, including as Executive Vice-President, Innovative Medicines and Early Development Biotech Unit and Global Business Development. He will retire from his current role at AstraZeneca in 2024.
Jeff Pott	United States	Jeff Pott has served as General Counsel of AstraZeneca since 2009 and was also appointed Chief Human Resources Officer of AstraZeneca in 2021 and Chief Compliance Officer of AstraZeneca in 2023.
Iskra Reic	United States	Iskra Reic has served as Executive Vice President, Vaccines and Immune Therapies of AstraZeneca since 2021. Prior to that, she held various roles at AstraZeneca, including as Executive Vice-President, Europe in 2017 and the later expansion of that role to Europe and Canada in 2019.
Leon Wang	China	Leon Wang has served as Executive Vice President, International and China President from 2017 to present.

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT
The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Parent are set forth below. Directors of Parent are identified by an asterisk.
All of the persons listed below have a business address of 1800 Concord Pike, Wilmington, Delaware 19850 (other than Michael Elloian, who has a business address of 121 Seaport Boulevard, Boston, MA 02210, and Stephen LaRosa, who has a business address of 100 College Street, New Haven, CT 06510) and are citizens of the United States of America.
Name	Principal Occupation or Employment and 5-Year Employment History
David E. White*	David E. White joined a predecessor company of AstraZeneca in 1974 and has Treasury oversight responsibilities for AstraZeneca’s operating companies in North America. He serves as Treasurer of AstraZeneca’s US entities including AstraZeneca Pharmaceuticals LP, Alexion Pharmaceuticals, Inc. and AstraZeneca Canada Inc.
Keith Burns	Keith Burns has served as Director of U.S. Tax Operations at AstraZeneca Pharmaceuticals LP from 2015 to present.
Kevin Durning*	Kevin Durning has served as U.S. Chief Financial Officer and Vice President, Finance (Interim) of AstraZeneca Pharmaceuticals LP from 2022 to present, and previously served in various roles at AstraZeneca Pharmaceuticals LP, including as Head of Business Planning and Analysis from 2021 to 2022 and U.S. Controller, Head of North America Finance Services, from 2018 to 2021.
Richard Kenny	Richard Kenny has served as Senior Director, Corporate Legal at AstraZeneca Pharmaceuticals LP since 2019. Mr. Kenny previously served as Assistant General Counsel of AstraZeneca Pharmaceuticals LP and joined its predecessor company in 1993.
Theresa Rogler	Theresa Rogler has served as Senior Tax Manager, U.S. Tax Operations of AstraZeneca Pharmaceuticals LP from 2019 to present, and in various manager roles from 2009 to 2019.
Michael Elloian	Michael Elloian has served as Vice President, Taxes of Alexion Pharmaceuticals Inc. since 2018 and its Executive Director and Head of Tax from 2017 to 2018.
Stephen LaRosa	Stephen LaRosa has served as Executive Director, U.S. State and Local Tax of Alexion Pharmaceuticals Inc. since 2020, and as its Senior Director, Global Indirect and U.S. State Tax prior to 2020.

DIRECTORS AND EXECUTIVE OFFICERS OF MERGER SUB
The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Merger Sub are set forth below. Directors of Merger Sub are identified by an asterisk.
All of the persons listed below have a business address of 1800 Concord Pike, Wilmington, Delaware 19850 (other than Michael Elloian, who has a business address of 121 Seaport Boulevard, Boston, MA 02210, and Stephen LaRosa, who has a business address of 100 College Street, New Haven, CT 06510) and are citizens of the United States of America.
Name	Principal Occupation or Employment and 5-Year Employment History
David E. White*	David E. White joined a predecessor company of AstraZeneca in 1974 and has Treasury oversight responsibilities for AstraZeneca’s operating companies in North America. He serves as Treasurer of the US entities including AstraZeneca Pharmaceuticals LP, Alexion Pharmaceuticals, Inc. and AstraZeneca Canada Inc.
Keith Burns	Keith Burns has served as Director of U.S. Tax Operations at AstraZeneca Pharmaceuticals LP from 2015 to present.
Kevin Durning*	Kevin Durning has served as U.S. Chief Financial Officer and Vice President, Finance (Interim) of AstraZeneca Pharmaceuticals LP from 2022 to present and previously served in various roles at AstraZeneca Pharmaceuticals LP, including as Head of Business Planning and Analysis from 2021 to 2022 and U.S. Controller, Head of North America Finance Services, from 2018 to 2021.
Richard Kenny	Richard Kenny has served as Senior Director, Corporate Legal at AstraZeneca Pharmaceuticals LP since 2019. Mr. Kenny previously served as Assistant General Counsel of AstraZeneca Pharmaceuticals LP and joined its predecessor company in 1993.
Theresa Rogler	Theresa Rogler has served as Senior Tax Manager, U.S. Tax Operations of AstraZeneca Pharmaceuticals LP from 2019 to present, and in various manager roles from 2009 to 2019.
Michael Elloian	Michael Elloian has served as Vice President, Taxes of Alexion Pharmaceuticals Inc. since 2018 and its Executive Director and Head of Tax from 2017 to 2018.
Stephen LaRosa	Stephen LaRosa has served as Executive Director, U.S. State and Local Tax of Alexion Pharmaceuticals Inc. since 2020, and as its Senior Director, Global Indirect and U.S. State Tax prior to 2020.
The Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent by each holder or such holder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:
If delivering Shares by mail: Equiniti Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219
If delivering Shares by hand, express mail, courier or any other expedited mail service:
Equiniti Trust Company, LLC
Operations Center
Attn: Reorganization Department
6201 15th Avenue
Brooklyn, New York 11219

Phone: Toll-free (877) 248-6417
(718) 921-8317
Fax 718 765-8758
Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other materials may also be obtained from the Information Agent. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.
The Information Agent for the Offer is:
Innisfree M&A Incorporated
501 Madison Avenue, 20th floor
New York, New York 10022
Stockholders may call toll free: (888) 750-5835
Banks and Brokers may call collect: (212) 750-5833